Form 10-K, Exhibit 13
period 1998-04-04
RANDERS GROUP INC
filed 1998-06-15
CIK 830104

Exhibit 13




















                         THE RANDERS GROUP INCORPORATED

                        Consolidated Financial Statements

                                   Fiscal 1998

    The Randers Group Incorporated                  1998 Financial Statements

                        Consolidated Statement of Income

                                                        Year Ended
                                              ------------------------------
                                              April 4, March 29,   March 30,
    (In thousands except per share amounts)       1998      1997        1996
    ------------------------------------------------------------------------

    Revenues                                  $ 71,583  $ 64,374    $ 58,515
                                              --------  --------    --------

    Costs and Operating Expenses:
      Cost of revenues                          52,838    48,048      45,012
      Selling, general, and administrative
        expenses (Note 7)                       12,788     9,555       8,131
                                              --------  --------    --------

                                                65,626    57,603      53,143
                                              --------  --------    --------

    Operating Income                             5,957     6,771       5,372

    Interest Income                                195       110         173
    Interest Expense                              (196)     (184)       (257)
    Loss on Sale of Assets (Note 9)                  -         -        (569)
                                              --------  --------    --------

    Income Before Provision for Income Taxes     5,956     6,697       4,719
    Provision for Income Taxes (Note 4)          2,803     3,117       2,340
                                              --------  --------    --------

    Net Income                                $  3,153  $  3,580    $  2,379
                                              ========  ========    ========

    Basic and Diluted Earnings per Share
      (Note 10)                               $    .03  $    .03    $    .02
                                              ========  ========    ========

    Weighted Average Shares (Note 10):
      Basic                                    125,557   113,031     113,031
                                              ========  ========    ========
      Diluted                                  126,009   113,031     113,031
                                              ========  ========    ========



    The accompanying notes are an integral part of these consolidated financial statements.

    The Randers Group Incorporated                  1998 Financial Statements

                           Consolidated Balance Sheet

                                                       April 4,   March 29,
    (In thousands except share amounts)                    1998        1997
    -----------------------------------------------------------------------
    Assets
    Current Assets:
      Cash and cash equivalents (includes $8,713 under
        repurchase agreement with related party
        in 1998)                                        $ 9,763     $ 1,737
      Accounts receivable, less allowances of $760
        and $706                                         14,304      11,613
      Unbilled contract costs and fees                    9,333       8,113
      Prepaid income taxes (Note 4)                       1,359       1,431
      Prepaid expenses                                      373         478
                                                        -------     -------

                                                         35,132      23,372
                                                        -------     -------

    Property, Plant, and Equipment, at Cost, Net         11,664       9,035
                                                        -------     -------
    Other Assets (Note 3)                                 1,177       1,373
                                                        -------     -------

    Cost in Excess of Net Assets of Acquired
      Companies (Note 2)                                 45,220      41,654
                                                        -------     -------
                                                        $93,193     $75,434
                                                        =======     =======

    Liabilities and Shareholders' Investment
    Current Liabilities:
      Notes payable and current maturities of
        long-term obligations (Note 5)                  $   187     $   648
      Accounts payable                                    3,809       2,023
      Accrued payroll and employee benefits               3,254       3,124
      Accrued income taxes                                1,016          78
      Other accrued expenses                                725       1,425
      Due to parent company                                 319          36
                                                        -------     -------

                                                          9,310       7,334
                                                        -------     -------
    Deferred Income Taxes (Note 4)                          888       1,096
                                                        -------     -------

    Other Deferred Items                                  1,049       1,013
                                                        -------     -------
    Long-term Obligations (Note 5)                        1,948       1,260
                                                        -------     -------

    Commitments and Contingencies (Note 6)

    Shareholders' Investment (Notes 2, 3, and 8):
      Common stock, $.0001 par value, 30,000,000 shares
        authorized; 127,146,733 pro forma shares issued
        and outstanding                                      13           -
      Capital in excess of par value                     79,321           -
      Retained earnings                                     664           -
      Parent company investment                               -      64,731
                                                        -------     -------
                                                         79,998      64,731
                                                        -------     -------

                                                        $93,193     $75,434
                                                        =======     =======
    The accompanying notes are an integral part of these consolidated financial statements.

   The Randers Group Incorporated                   1998 Financial Statements

                      Consolidated Statement of Cash Flows

                                                      Year Ended
                                           --------------------------------
                                           April 4,    March 29,  March 30,
   (In thousands)                              1998         1997       1996
   ------------------------------------------------------------------------

   Operating Activities:
     Net income                             $ 3,153      $ 3,580    $ 2,379
     Adjustments to reconcile net income
       to net cash provided by operating
       activities:
         Depreciation and amortization        2,675        2,137      2,010
         Loss on sale of assets (Note 9)          -            -        569
         Provision for losses on
           accounts receivable                  293          149        208
         Other noncash items                   (200)        (193)      (155)
         Increase (decrease) in deferred
           income taxes                        (208)        (109)        52
         Changes in current accounts,
           excluding the effects of
           transfers of businesses from
           parent company:
             Accounts receivable               (874)         590     (1,125)
             Unbilled contract costs and
               fees                          (1,338)        (764)    (1,110)
             Other current assets               369          523        296
             Accounts payable                 1,246         (896)       774
             Other current liabilities         (636)      (1,487)     1,797
                                            -------      -------    -------

   Net cash provided by operating
       activities                             4,480        3,530      5,695
                                            -------      -------    -------

   Investing Activities:
     Purchases of property, plant, and
       equipment                             (1,531)      (1,003)    (1,303)
     Proceeds from sale of property,
       plant, and equipment                      18          106        134
     Other                                      (27)           -          -
                                            -------      -------    -------

   Net cash used in investing activities    $(1,540)     $  (897)   $(1,169)
                                            -------      -------    -------

    The Randers Group Incorporated                  1998 Financial Statements

                                                       Year Ended
                                             ------------------------------
                                             April 4, March 29,   March 30,
    (In thousands)                               1998      1997        1996
    -----------------------------------------------------------------------

    Financing Activities:
      Repayment of note payable               $  (170)  $  (671)    $  (628)
     Net transfer (to) from parent company 3,424 (1,304) (3,932) Cash acquired from transfer of
        businesses from parent company          1,442       285           -
     Repayment (issuance) of note receivable      390         -        (390)
                                              -------   -------     -------

    Net cash provided by (used in)
        financing activities                    5,086    (1,690)     (4,950)
                                              -------   -------     -------

    Increase (Decrease) in Cash and Cash
      Equivalents                               8,026       943        (424)
    Cash and Cash Equivalents at Beginning
      of Year                                   1,737       794       1,218
                                              -------   -------     -------

    Cash and Cash Equivalents at End of
      Year                                    $ 9,763   $ 1,737     $   794
                                              =======   =======     =======

    Cash Paid For:
      Interest                                $   224   $   205     $   259
     Income taxes                             $   642   $     -     $     -

    Noncash Activities:
      Transfer of acquired businesses from
        parent company (Note 2)               $ 4,700   $ 3,460     $     -


    The accompanying notes are an integral part of these consolidated financial statements.

    The Randers Group Incorporated                  1998 Financial Statements

               Consolidated Statement of Shareholders' Investment

                                                       Year Ended
                                            --------------------------------
                                           April 4,    March 29,   March 30,
    (In thousands)                             1998        1997         1996
    ------------------------------------------------------------------------

    Common Stock, $.0001 Par Value
     Balance at beginning of period        $      -    $      -     $      -
      Pro forma shares issuable to parent
        company (Note 2)                         12           -
      Transfer of Randers from parent
        company (Note 2)                          1           -            -
                                           --------    --------     --------

     Balance at end of period                    13           -            -
                                           --------    --------     --------

    Capital in Excess of Par Value
     Balance at beginning of period               -           -            -
      Pro forma shares issuable to parent
        company (Note 2)                     70,632           -            -
      Transfer of Randers from parent
        company (Note 2)                      8,597           -            -
      Tax benefit related to employees'
        and directors' stock plans               92           -            -
                                           --------    --------     --------

     Balance at end of period                79,321           -            -
                                           --------    --------     --------

    Retained Earnings
     Balance at beginning of period               -           -            -
     Net income after May 12, 1997            2,752           -            -
      Additional pro forma shares issuable
        to parent company (Note 2)           (2,088)          -            -
                                           --------    --------     --------

     Balance at end of period                   664           -            -
                                           --------    --------     --------

    Parent Company Investment
      Balance at beginning of period         64,731      58,725       60,278
      Net income prior to May 12, 1997          401       3,580        2,379
      Transfer of Carlan from parent
        company (Note 2)                          -       3,730            -
      Net transfer (to) from parent company   3,424      (1,304)      (3,932)
      Pro forma shares issuable to parent
        company (Note 2)                    (68,556)          -            -
                                           --------    --------     --------

     Balance at end of period                     -      64,731       58,725
                                           --------    --------     --------

    Total Shareholders' Investment         $ 79,998    $ 64,731     $ 58,725
                                           ========    ========     ========


    The accompanying notes are an integral part of these consolidated financial statements.

    The Randers Group Incorporated                  1998 Financial Statements

                   Notes to Consolidated Financial Statements

    1.  Nature of Operations and Summary of Significant Accounting Policies

    Nature of Operations
        The Randers Group Incorporated (the Company) provides comprehensive engineering and outsourcing services in such areas as water and wastewater treatment, highway and bridge projects, process engineering, construction management, and inspection and operational services.

    Relationship with Thermo TerraTech Inc. and Principles of Consolidation
        As of April 4, 1998, Thermo TerraTech Inc. owned 120,551,051 pro forma shares of the Company's common stock, representing 95% of such pro forma shares outstanding. Thermo TerraTech is an 82%-owned subsidiary of Thermo Electron Corporation. As of April 4, 1998, Thermo Electron owned 1,255,000 shares of the Company's common stock, representing 1% of such pro forma shares outstanding. (Note 2)
        The accompanying financial statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated.

    Fiscal Year
        The Company has adopted a fiscal year ending the Saturday nearest March
    31. References to fiscal 1998, 1997, and 1996 are for the fiscal years ended April 4, 1998, March 29, 1997, and March 30, 1996, respectively. Fiscal year 1998 included 53 weeks; fiscal 1997 and 1996 each included 52 weeks.

    Revenue Recognition
        Substantially all revenues are earned under contracts. Revenues and profits on contracts are recognized using the percentage-of-completion method. The percentage of completion is determined by relating the actual costs incurred to date to management's estimate of total costs to be incurred on each contract. If a loss is indicated on any contract in process, a provision is made currently for the entire loss. Revenues earned on contracts in process in excess of billings are classified as unbilled contract costs and fees in the accompanying balance sheet. There are no significant amounts included in the accompanying balance sheet that are not expected to be recovered from existing contracts at current contract values, or that are not expected to be collected within one year, including amounts that are billed but not paid under retainage provisions.

    Stock-based Compensation Plans
        The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation plans (Note 3). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity.

    The Randers Group Incorporated                  1998 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Income Taxes
        The Company and Thermo TerraTech have a tax allocation agreement under which the Company will be included in Thermo TerraTech's consolidated federal and certain state income tax returns upon Thermo TerraTech's ownership of the Company exceeding 80% as a result of the transactions contemplated in Note 2. The agreement provides that in years in which the Company has taxable income, it will pay to Thermo TerraTech amounts comparable to the taxes the Company would have paid had it filed separate tax returns. If Thermo TerraTech's equity ownership of the Company were to subsequently drop below 80%, the Company would be required to file its own income tax returns.
        In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

    Earnings per Share
        During the quarter ended January 3, 1998, the Company adopted SFAS No. 128, "Earnings per Share" (Note 10). As a result, all previously reported earnings per share have been restated. Basic earnings per share have been computed by dividing net income by the weighted average number of pro forma shares outstanding during the year (Note 2). Diluted earnings per share have been computed assuming the exercise of stock options, as well as their related income tax effects. Shares issuable in connection with the transactions contemplated in Note 2 have been shown as outstanding for all periods presented for purposes of computing earnings per share.

    Cash and Cash Equivalents
        At April 4, 1998, $8,713,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, commercial paper, U.S. government-agency securities, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company and have an original maturity of three months or less. The Company's repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. At fiscal year-end 1998, the Company's cash equivalents also included investments in commercial paper which have an original maturity of three months or less. Cash equivalents are carried at cost, which approximates market value.

    The Randers Group Incorporated                  1998 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Property, Plant, and Equipment
        The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings and improvements, 30 to 40 years; machinery and equipment, 3 to 10 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant, and equipment consists of the following:

    (In thousands)                                           1998      1997
    -----------------------------------------------------------------------

    Land                                                  $ 1,044   $   674
    Buildings                                               7,157     5,334
    Machinery, Equipment, and Leasehold Improvements        7,515     5,855
                                                          -------   -------
                                                           15,716    11,863
    Less: Accumulated Depreciation and Amortization         4,052     2,828
                                                          -------   -------
                                                          $11,664   $ 9,035
                                                          =======   =======

    Costin Excess of Net Assets of Acquired Companies The excess of cost over the fair value of net assets of acquired businesses is amortized using the straight-line method over 40 years. Accumulated amortization was $6,574,000 and $5,405,000 at fiscal year-end 1998 and 1997, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired businesses in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

    Fair Value of Financial Instruments
        The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, notes payable, accounts payable, and long-term obligations. Their respective carrying amounts in the accompanying balance sheet, excluding long-term obligations, approximated fair value due to their short-term nature. The fair value of the Company's long-term obligations at fiscal year-end 1998 and 1997 approximated carrying value based on borrowing rates available to the Company at the respective year ends.

    Use of Estimates
        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    The Randers Group Incorporated                  1998 Financial Statements

                   Notes to Consolidated Financial Statements

    2.  Acquisitions and Basis of Accounting

        On May 12, 1997, Thermo TerraTech purchased a controlling interest in Randers. Thermo TerraTech purchased 7,100,000 shares of Randers common stock from certain members of Randers' management, and 420,000 shares from Thermo Power Corporation, an affiliate of Thermo TerraTech, at a price of $0.625 per share, for an aggregate cost of $4,700,000. Following these transactions and currently, Thermo TerraTech owns 53.3% of Randers' actual outstanding common stock. In addition, Thermo Electron owns 8.9% of Randers' actual outstanding common stock.
        Subsequently, in September 1997, Thermo TerraTech and Randers entered into a definitive agreement to transfer Thermo TerraTech's wholly owned engineering and consulting businesses (known as The Killam Group) to Randers, in exchange for newly issued shares of Randers' common stock. Effective April 4, 1998, the agreement was amended to provide that the price for these businesses would be equal to $70,644,407, the book value of the transferred businesses as of April 4, 1998. The number of new shares of Randers' common stock to be issued to Thermo TerraTech would equal such book value on April 4, 1998, divided by $0.625, or 113,031,051 shares. The shares to be issued to Thermo TerraTech include 3,341,800 shares related to the increase in value resulting from the earnings of The Killam Group from May 12, 1997, through April 4, 1998, which totaled approximately $2,088,000. Upon such issuance, Thermo TerraTech and Thermo Electron would own approximately 94.8% and 1.0% of Randers' outstanding common stock, respectively. The transfer is subject to approval of the transaction by Randers' shareholders and continued listing of Randers' common stock on the American Stock Exchange following the transaction. However, because Thermo TerraTech currently owns 53.3% of Randers' actual outstanding common stock, approval by Randers' shareholders is assured. For purposes of computing weighted average shares, the 113,031,051 shares of Randers' common stock to be issued in connection with the acquisition of The Killam Group are considered to be outstanding for all periods presented, and the 14,115,682 shares of Randers' common stock that were outstanding as of May 12, 1997, the date on which Thermo TerraTech acquired a majority interest in Randers, are considered outstanding as of that date.
        This transaction has been accounted for in accordance with Staff Accounting Bulletin Topic 2-A2, pursuant to which The Killam Group has been treated as the "accounting acquiror" because Thermo TerraTech owns the larger portion of the voting rights of Randers as a result of the above mentioned transactions. Accordingly, the historical financial information of Randers has been restated to solely reflect the financial information of The Killam Group for periods prior to May 12, 1997, the date on which Thermo TerraTech acquired a majority interest in Randers. Results from May 12, 1997, reflect the combined results of The Killam Group and Randers. Consequently, references to the Company prior to May 12, 1997, refer solely to The Killam Group.

    The Randers Group Incorporated                  1998 Financial Statements

                   Notes to Consolidated Financial Statements

    2.  Acquisitions and Basis of Accounting (continued)

        Based on unaudited data, the following table presents selected financial information for The Killam Group and Randers on a pro forma basis, assuming the companies had been combined since the beginning of fiscal 1997.

    (In thousands except per share amounts)                1998        1997
    -----------------------------------------------------------------------

    Revenues                                            $72,720     $76,775
    Net Income                                            3,150       4,213
    Earnings per Share:
      Basic                                                 .03         .03
      Diluted                                               .02         .03

        The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the businesses been combined from the beginning of fiscal 1997.
        In November 1996, Thermo TerraTech acquired Carlan Consulting Group, Inc., a provider of transportation and environmental consulting and professional engineering and architectural services for $3,460,000. Immediately subsequent to Thermo TerraTech's acquisition of Carlan, Thermo TerraTech contributed this business to the Company. Pro forma results have not been presented as the results of Carlan were not material to the Company's results of operations.
        These transactions have been accounted for using the purchase method of accounting, and their results of operations have been included in the accompanying financial statements from the respective dates of acquisition by Thermo TerraTech. The aggregate cost of Randers and Carlan exceeded the estimated fair value of the acquired net assets by $7,760,000, which is being amortized over 40 years. Allocation of the purchase price was based on estimates of the fair value of the net assets acquired and, for the Randers transaction, is subject to adjustment, although the Company has no information which indicates that the final allocation of purchase price will be different than the preliminary estimate.

    3.  Employee Benefit Plans

    Stock-based Compensation Plans

    Stock Option Plans
    ------------------
        In November 1997, the Company adopted a stock-based compensation plan for its key employees, directors and others, which permits the grant of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares or performance-based shares. The option recipients and the terms of options granted under this plan are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse

    The Randers Group Incorporated                  1998 Financial Statements

                   Notes to Consolidated Financial Statements

    3.  Employee Benefit Plans (continued)

    ratably over a five- to ten-year period, depending on the term of the option, which generally ranges from seven to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. To date, all options have been granted at fair market value.
        In connection with the transfer of Randers in fiscal 1998, the Company assumed certain outstanding options granted under Randers' incentive stock option plan. The Randers' options become exercisable over the vesting period. Options vest 50% in the first year after the date of grant and 25% in each of the second and third years after the date of grant. These options expire 10 years from the date of grant.
        In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron and Thermo TerraTech.
        A summary of the Company's stock option information is as follows:

                                                                 1998
                                                           -----------------
                                                                    Weighted
                                                           Number    Average
                                                               of   Exercise
    (Shares in thousands)                                  Shares      Price
    ------------------------------------------------------------------------

    Options Outstanding, Beginning of Year                      -     $   -

      Granted                                               6,860       .65
      Forfeited                                              (120)      .65
      Randers' options outstanding at time of transfer        694       .72
                                                            -----      ----

    Options Outstanding, End of Year                        7,434     $ .66
                                                            =====     =====

    Options Exercisable                                     7,283     $ .65
                                                            =====     =====
    Options Available for Grant                             3,260
                                                            =====

        As of April 4, 1998, the options outstanding were exercisable at prices ranging from $0.63 to $0.88 and had a weighted average remaining contractual life of 6.5 years. The information for options outstanding as of April 4, 1998, does not differ materially for options exercisable.

    The Randers Group Incorporated                  1998 Financial Statements

                   Notes to Consolidated Financial Statements

    3.  Employee Benefit Plans (continued)

    Employee Stock Purchase Program
        Substantially all of the Company's full-time employees are eligible to participate in an employee stock purchase program sponsored by Thermo TerraTech and Thermo Electron. Under this program, shares of Thermo TerraTech's and Thermo Electron's common stock can be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased are subject to a six-month resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.

    Pro Forma Stock-based Compensation Plans Expense
        In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB 25 in accounting for its stock-based compensation plans. Had compensation cost for awards in fiscal 1998 under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been as follows:

    (In thousands except per share amounts)                           1998
    ----------------------------------------------------------------------

    Net Income:
      As reported                                                   $3,153
      Pro forma                                                      2,786
    Basic and Diluted Earnings per Share:
      As reported                                                      .03
      Pro forma                                                        .02

        Pro forma compensation expense for options granted is reflected over the vesting period; therefore future pro forma compensation expense may be greater as additional options are granted.
        The weighted average fair value per share of options granted was $0.65 in fiscal 1998. The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                     1998
    ----------------------------------------------------------------------

    Volatility                                                        27%
    Risk-free Interest Rate                                          5.7%
    Expected Life of Options                                    5.0 years

        The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly

    The Randers Group Incorporated                  1998 Financial Statements

                   Notes to Consolidated Financial Statements

    3.  Employee Benefit Plans (continued)

    different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    401(k) Savings Plans
        The majority of the Company's full-time employees are eligible to participate in 401(k) savings plans. Contributions to the 401(k) savings plans are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For these plans, the Company contributed and charged to expense $1,272,000, $1,130,000, and $1,100,000 in fiscal 1998, 1997, and 1996, respectively.

    Pension Plan
        One of the Company's divisions has a noncontributory defined benefit retirement plan for salaried employees. This plan has been frozen and all participants who had not been credited with the maximum years of service continue to receive such credit up to the allowable maximum based on continued service. Benefits under the plan are based on years of service and employees' compensation during the last years of employment. Funds are contributed to a trustee as necessary to provide for current service and for any unfunded projected benefit obligation over a reasonable period.
        Net periodic pension income includes the following components:

    (In thousands)                               1998       1997       1996
    ------------------------------------------------------------------------

    Interest Cost on Projected Benefit
      Obligation                               $ (711)    $ (677)    $ (613)
    Return on Plan Assets                         928        964      1,689
    Amortization of Unrecognized Obligation         -        (97)      (955)
                                               ------     ------     ------

                                               $  217     $  190     $  121
                                               ======     ======     ======

    The Randers Group Incorporated                  1998 Financial Statements

                   Notes to Consolidated Financial Statements

    3.  Employee Benefit Plans (continued)

        The funded status of the Company's defined benefit pension plan is as follows:

    (In thousands)                                          1998        1997
    ------------------------------------------------------------------------

    Actuarial Present Value of Benefit Obligations:
      Vested benefits                                   $ 10,025    $  9,543
      Nonvested benefits                                       3          20
                                                        --------    --------

    Projected Benefit Obligation                          10,028       9,563
    Plan Assets at Fair Value                            (12,756)    (10,456)
                                                        --------    --------
    Plan Assets Greater Than Projected Benefit
      Obligation                                          (2,728)       (893)
    Unrecognized Net Gain                                  1,639          21
                                                        --------    --------

      Prepaid pension costs                             $ (1,089)   $   (872)
                                                        ========    ========

        Actuarial assumptions used to determine the net periodic pension costs are:

                                                 1998       1997        1996
    ------------------------------------------------------------------------

    Discount Rate                                7.5%       7.5%          8%
    Rate of Increase in Salary Levels              0%         0%          5%
    Expected Long-term Rate of Return on Assets    9%         9%          9%

    Other Postretirement Benefits
        In addition to providing pension benefits, one of the Company's divisions provided other postretirement benefits for employees who met certain age and length-of-service requirements. Under SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," the expected cost of these postretirement benefits must be charged to expense during the years that the employees render service. This postretirement benefit plan has been frozen and the Company recorded the accumulated postretirement obligation calculated as of that date.

    The Randers Group Incorporated                  1998 Financial Statements

                   Notes to Consolidated Financial Statements

    3.  Employee Benefit Plans (continued)

        Net postretirement healthcare cost includes the following components:

    (In thousands)                              1998        1997      1996
    -----------------------------------------------------------------------

    Interest Cost on Accumulated
      Postretirement Benefit Obligation       $   66      $   91    $   69
    Amortization of Transition Obligation
      Over 20 Years                              (16)        (11)      (29)
                                              ------      ------    ------


      Net postretirement health care cost     $   50      $   80    $   40
                                              ======      ======    ======

        For measurement purposes, the following table illustrates the annual rate of increase in the per capita cost of covered healthcare claims:

                                                              Annual Rate
                                                          -----------------
                                                          Pre-65    Post-65
                                                          ------    -------

    1998                                                      8%         6%
    1997                                                      8%         6%
    1996                                                      9%         7%

        The pre-65 rate decreases gradually to 6% for 2000 and remains at that level thereafter. The healthcare cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed healthcare cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of April 4, 1998, by $71,000 and the aggregate of the service and interest cost components of net postretirement health care cost for the year then ended by $5,000. The discount rates used in determining the accumulated postretirement benefit obligations were 7.5% and 8% in fiscal 1998 and 1997, respectively.
        The following table reconciles the plan's funded status to the accrued postretirement healthcare cost liability as reflected on the balance sheet:

    (In thousands)                              1998        1997
    ------------------------------------------------------------

    Accumulated Postretirement Benefit
      Obligation:
        Retirees                              $  495      $  350
        Other fully eligible participants        191         575
                                              ------      ------

                                                 686         925
    Unrecognized Net Gain                        324          70
                                              ------      ------

      Accrued postretirement healthcare
        cost liability                        $1,010      $  995
                                              ======      ======

    The Randers Group Incorporated                  1998 Financial Statements

                   Notes to Consolidated Financial Statements

    4.  Income Taxes

        The components of the provision for income taxes are as follows:

    (In thousands)                                 1998      1997      1996
    ------------------------------------------------------------------------

    Currently Payable:
      Federal                                    $2,398    $2,306    $1,360
      State                                         617       654       386
                                                 ------    ------    ------

                                                  3,015     2,960     1,746
                                                 ------    ------    ------
    Net Deferred:
      Federal                                      (180)      121       460
      State                                         (32)       36       134
                                                 ------    ------    ------

                                                   (212)      157       594
                                                 ------    ------    ------

                                                 $2,803    $3,117    $2,340
                                                 ======    ======    ======

        The Company receives a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the Company's stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $92,000 of such benefits the Company allocated to capital in excess of par value in fiscal 1998.
        Provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 34% to income before provision for income taxes due to the following:

    (In thousands)                                 1998      1997      1996
    ------------------------------------------------------------------------

    Provision for Income Taxes at Statutory
      Rate                                       $2,025    $2,277    $1,604
    Increases/(Decreases) Resulting From:
      State income taxes, net of federal tax        386       455       343
      Amortization of cost in excess of net
        assets of acquired companies                412       363       366
      Other, net                                    (20)       22        27
                                                 ------    ------    ------

                                                 $2,803    $3,117    $2,340
                                                 ======    ======    ======

    The Randers Group Incorporated                  1998 Financial Statements

                   Notes to Consolidated Financial Statements

    4.  Income Taxes (continued)

        Prepaid income taxes and deferred income taxes in the accompanying balance sheet consist of the following:

    (In thousands)                                           1998      1997
    -----------------------------------------------------------------------

    Prepaid Income Taxes:
      Reserves and other accruals                          $  706    $  924
      Accrued compensation                                    759       507
      Other                                                  (106)        -
                                                           ------    ------

                                                           $1,359    $1,431
                                                           ======    ======
    Deferred Income Taxes:
      Depreciation                                         $1,078    $1,096
      Intangible assets                                       (82)        -
      State net operating loss carryforward                  (108)        -
                                                           ------    ------
                                                           $  888    $1,096
                                                           ======    ======

    5.  Short- and Long-term Obligations

    Short-term Obligations
        The Company had a $500,000 installment note payable outstanding at fiscal year-end 1997, which bore interest at 6.7% and was repaid in September 1997.

    Long-term Obligations
        Long-term obligations of the Company are as follows:

    (In thousands)                                           1998      1997
    -----------------------------------------------------------------------

    6.75% Mortgage loan, payable in monthly
      installments of $9, with final payment in 2008       $1,173    $1,293
    Mortgage loan, payable in monthly installments
      of $12, with final payment in 2003(a)                   949         -
    Other                                                      13       115
                                                           ------    ------
                                                            2,135     1,408
    Less: Current maturities of long-term obligations         187       148
                                                           ------    ------

                                                           $1,948    $1,260
                                                           ======    ======
    (a) Bears interest at Prime Rate, which was 8.5% at April 4, 1998.

        The annual requirements for long-term obligations as of April 4, 1998, are $187,000 in fiscal 1999; $181,000 in fiscal 2000; $188,000 in fiscal
    2001; $195,000 in fiscal 2002; $760,000 in fiscal 2003; and $624,000 in fiscal 2004 and thereafter. Total requirements of long-term obligations are $2,135,000.

    The Randers Group Incorporated                  1998 Financial Statements

                   Notes to Consolidated Financial Statements

    6.  Commitments and Contingencies

    Operating Leases
        The Company leases portions of its office and operating facilities under various operating lease arrangements. The accompanying statement of income includes expenses from operating leases of $2,498,000, $2,068,000, and $1,593,000 in fiscal 1998, 1997, and 1996, respectively. Future minimum payments due under noncancelable operating leases at April 4, 1998, are $2,142,000 in fiscal 1999; $1,677,000 in fiscal 2000; $1,180,000 in fiscal
    2001, $851,000 in fiscal 2002; $570,000 in fiscal 2003; and $16,000 in fiscal 2004 and thereafter. Total future minimum lease payments are $6,436,000.

    Contingencies
        The Company is contingently liable with respect to lawsuits and other matters that arose in the ordinary course of business. In the opinion of management, these contingencies will not have a material adverse effect upon the financial position of the Company or its results of operations.

    7.  Related-party Transactions

    Corporate Services Agreement
        The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company pays Thermo Electron annually an amount equal to 0.8% of the Company's revenues in calendar 1998. In calendar 1997 and 1996 the Company paid an amount equal to 1.0% of the Company's revenues. Prior to January 1, 1996, the Company paid an annual fee equal to 1.20% of the Company's revenues. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. For these services, the Company was charged $679,000, $644,000, and $589,000 in fiscal 1998, 1997, and 1996, respectively. Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). For additional items such as employee benefit plans, insurance coverage and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

    Repurchase Agreement
        The Company invests cash in a repurchase agreement with Thermo Electron as discussed in Note 1.

    The Randers Group Incorporated                  1998 Financial Statements

                   Notes to Consolidated Financial Statements

    8.  Common Stock

        In January 1998, the Company's Board of Directors voted to effect a one-for-five reverse stock split. The proposal is subject to approval by the Company's shareholders. A special shareholders' meeting is expected to be held at which a vote will occur. Pro forma common shares outstanding as of April 4, 1998, on a restated basis to reflect the reverse stock split, would have been 25,429,347 shares. The following table presents other selected financial data on a restated basis to reflect the reverse stock split.

    (In thousands except
     per share amounts)                         1998       1997        1996
    -----------------------------------------------------------------------

    Basic and Diluted Earnings
      per Share                             $    .13    $   .16     $   .11
    Weighted Average Shares:
      Basic                                   25,111     22,606      22,606
      Diluted                                 25,202     22,606      22,606

        At April 4, 1998, the Company had reserved 10,818,500 unissued shares of its common stock for possible issuance under stock-based compensation plans.

    9.  Loss on Sale of Assets

        In fiscal 1996, the Company sold to a management group the assets of a small civil engineering design office in Williston, Vermont, that was no longer included in the geographic expansion plans of the Company. An intangible asset of $569,000 associated with this office was not recovered in the sale price and, accordingly, was written off. This noncash expense is nondeductible for tax purposes. Sales and earnings of this office were not material to the Company.

    The Randers Group Incorporated                  1998 Financial Statements

                   Notes to Consolidated Financial Statements

    10. Earnings per Share

        Basic and diluted earnings per share were calculated as follows:

    (In thousands except
    per share amounts)                           1998       1997        1996
    ------------------------------------------------------------------------

    Basic
    Net Income                               $  3,153   $  3,580    $  2,379
                                             --------   --------    --------

    Shares Issuable in Connection
      With the Acquisition of
      The Killam Group (Note 2)               113,031    113,031     113,031

    Randers' Weighted Average
      Shares Outstanding From
      May 12, 1997, Date of
      Acquisition by Thermo
      TerraTech (Note 2)                       12,526          -           -
                                             --------   --------    --------

    Pro Forma Weighted Average Shares         125,557    113,031     113,031
                                             --------   --------    --------

    Basic Earnings per Share                 $    .03   $    .03    $    .02
                                             ========   ========    ========

    Diluted
    Net Income                               $  3,153   $  3,580    $  2,379
                                             --------   --------    --------

    Pro Forma Weighted Average Shares         125,557    113,031     113,031
    Effect of Stock Options                       452          -           -
                                             --------   --------    --------

    Pro Forma Weighted Average Shares,
      as Adjusted                             126,009    113,031     113,031
                                             --------   --------    --------

    Diluted Earnings per Share               $    .03   $    .03    $    .02
                                             ========   ========    ========

        The computation of diluted earnings per share excludes the effect of assuming the exercise of certain outstanding stock options because the effect would be antidilutive. As of April 4, 1998, there were 212,000 shares of such options outstanding, with an exercise price of $.88 per share.

    The Randers Group Incorporated                  1998 Financial Statements

                   Notes to Consolidated Financial Statements

    11. Unaudited Quarterly Information

    (In thousands except per share amounts)

    1998                          First(a)   Second       Third      Fourth
    -----------------------------------------------------------------------

    Revenues                    $16,844     $18,231     $18,269     $18,239
    Gross Profit                  4,492       4,745       5,024       4,484
    Net Income                      841         984         906         422
    Basic and Diluted Earnings
      per Share                     .01         .01         .01           -

    1997                          First      Second       Third(b)   Fourth
    -----------------------------------------------------------------------

    Revenues                    $17,722     $15,893     $15,346     $15,413
    Gross Profit                  4,283       4,256       3,999       3,788
    Net Income                    1,029       1,048         792         711
    Basic and Diluted Earnings
      per Share                     .01         .01         .01         .01

    (a) Reflects the May 1997 acquisition of Randers by Thermo TerraTech (Note
        2), subsequently transferred to the Company.
    (b) Reflects the November 1996 acquisition of Carlan by Thermo TerraTech (Note 2), subsequently transferred to the Company.

    The Randers Group Incorporated                  1998 Financial Statements

                    Report of Independent Public Accountants

    To the Shareholders and Board of Directors of The Randers Group
    Incorporated:

        We have audited the accompanying consolidated balance sheet of The Randers Group Incorporated (a Delaware Corporation and a 53%-owned subsidiary of Thermo TerraTech Inc.) as of April 4, 1998, and March 29, 1997, and the related consolidated statements of income, cash flows and shareholders' investment for each of the three years in the period ended April 4, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Randers Group Incorporated as of April 4, 1998, and March 29, 1997, and the results of their operations and their cash flows for each of the three years in the period ended April 4, 1998, in conformity with generally accepted accounting principles.



                                              Arthur Andersen LLP



    Boston, Massachusetts
    May 12, 1998

    The Randers Group Incorporated                  1998 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

        Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed immediately after this Management's Discussion on Analysis of Financial Condition and Results of Operation under the heading "Forward-looking Statements."

    Overview
        The Randers Group Incorporated (the Company) provides comprehensive engineering and outsourcing services in such areas as water and wastewater treatment, highway and bridge projects, process engineering, construction management, and inspection and operational services.
        In May 1997, Thermo TerraTech purchased a controlling interest in Randers (Note 2), a provider of design, engineering, project management, and construction services for industrial clients in the manufacturing, pharmaceutical, and chemical-processing industries. Subsequently, Thermo TerraTech entered into a definitive agreement to transfer The Killam Group to Randers in exchange for additional shares of Randers' common stock. As a result of these transactions (as more fully described in Note 2), The Killam Group is deemed to be the "accounting acquiror" and historical results for Randers have been restated to solely reflect the financial information of The Killam Group for periods prior to May 12, 1997, and to reflect the combined results of The Killam Group and Randers (collectively, the Company) from May 12, 1997, the date on which Thermo TerraTech became the majority-owner of Randers. The Company's Killam Associates, Inc. subsidiary provides environmental consulting and engineering services and specializes in wastewater treatment and water resources management. The Company's BACKillam subsidiary provides both private- and public-sector clients with a range of consulting services that address transportation planning and design. In November 1996, Thermo TerraTech acquired Carlan Consulting Group, Inc., a provider of transportation and environmental consulting and professional engineering and architectural services, and subsequently transferred it to the Company.

    Results of Operations

    Fiscal 1998 Compared With Fiscal 1997
        Revenues increased 11% to $71,583,000 in fiscal 1998 from $64,374,000 in fiscal 1997, primarily due to the inclusion of $15,030,000 of revenues from Carlan and Randers (Note 2), acquired in November 1996 and May 1997, respectively, offset in part by a decrease in revenues due to the completion of two major contracts in fiscal 1997 at Killam Associates and BACKillam.

    The Randers Group Incorporated                  1998 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Fiscal 1998 Compared With Fiscal 1997 (continued)
        The gross profit margin increased to 26% in fiscal 1998 from 25% in fiscal 1997, primarily due to a change in sales mix to higher-margin contracts at Killam Associates, and the inclusion of higher margin revenues from Randers.
        Selling, general, and administrative expenses as a percentage of revenues increased to 18% in fiscal 1998 from 15% in fiscal 1997, primarily due to the inclusion of Randers in May 1997, which has higher expenses as a percentage of revenues and, to a lesser extent, increased marketing costs at Killam Associates.
        Interest income increased to $195,000 in fiscal 1998 from $110,000 in fiscal 1997, primarily due to interest earned on larger cash balances. Interest expense remained relatively unchanged in fiscal 1998 and 1997.
        The effective tax rates were 47% in fiscal 1998 and 1997. The effective tax rates exceeded the statutory federal income tax rate primarily due to nondeductible amortization of cost in excess of net assets of acquired companies and the impact of state income taxes.
        The Company is currently assessing the potential impact of the year 2000 on the processing of date-sensitive information by the Company's computerized information systems as well as products purchased by the Company. The Company believes that its internal information systems are either year 2000 compliant or will be so prior to the year 2000 without incurring material costs. There can be no assurance, however, that the Company will not experience unexpected costs and delays in achieving year 2000 compliance for its internal information systems, which could result in a material adverse effect on the Company's future results of operations.
        The Company is presently assessing whether its key suppliers are adequately addressing the year 2000 issue and the effect this might have on the Company. The Company has not completed its analysis and is unable to conclude at this time that the year 2000 problem as it relates to products purchased from key suppliers is not reasonably likely to have a material adverse effect on the Company's future results of operations.

    Fiscal 1997 Compared With Fiscal 1996
        Revenues increased 10% to $64,374,000 in fiscal 1997 from $58,515,000 in fiscal 1996. This increase was due to the inclusion of $2,608,000 of revenues from Carlan, acquired in November 1996, an increase in subcontract revenues and, to a lesser extent, revenues from a large contract, which began in December 1995 and ended in December 1996.
        The gross profit margin increased to 25% in fiscal 1997 from 23% in fiscal 1996, primarily due to a change in sales mix to higher-margin contracts in fiscal 1997.
        Selling, general, and administrative expenses as a percentage of revenues increased to 15% in fiscal 1997 from 14% in fiscal 1996 due primarily to increased marketing efforts.
        Interest income decreased to $110,000 in fiscal 1997 from $173,000 in fiscal 1996, primarily due to the timing of cash transfers to parent company, offset in part by interest income received in fiscal 1997 from a long-term note receivable. Interest expense decreased to $184,000 in fiscal 1997 from $257,000 in fiscal 1996, primarily due to lower average outstanding debt during fiscal 1997.

    The Randers Group Incorporated                  1998 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Fiscal 1997 Compared With Fiscal 1996 (continued)
During fiscal 1996, the
        Company sold the assets of an engineering office and wrote off an intangible asset of $569,000 in connection with the sale (Note 9).
        The effective tax rates were 47% and 50% in fiscal 1997 and 1996, respectively. The effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies. The tax rate decreased in fiscal 1997 as a result of the smaller relative effect of nondeductible amortization of cost in excess of net assets of acquired companies due to higher pre-tax income in fiscal 1997.

    Liquidity and Capital Resources

        Consolidated working capital was $25,822,000 at April 4, 1998, compared with $16,038,000 at March 29, 1997. Included in working capital were cash and cash equivalents of $9,763,000 at April 4, 1998, compared with $1,737,000 at March 29, 1997. During fiscal 1998, $4,480,000 of cash was provided by operating activities. The Company funded increases of $1,338,000 and $874,000 in unbilled contract costs and fees and accounts receivable, respectively. The increase in unbilled contract costs and fees is primarily due to costs incurred under a $6,200,000 design contract for which work began during the fourth quarter. The increase in accounts receivable is primarily related to the timing of cash collections at Killam Associates.
        The Company's investing activities in fiscal 1998 primarily consisted of capital additions. The Company expended $1,531,000 for purchases of property, plant, and equipment in fiscal 1998. The Company expects to expend approximately $1,600,000 on purchases of property, plant, and equipment in fiscal 1999.
        In fiscal 1998, the Company's financing activities provided cash of $5,086,000, primarily due to transfers from parent company through September 1997.
        The Company expects to have positive cash flow from its existing operations. Although the Company does not presently intend to actively seek to acquire additional businesses in the near future, it may acquire one or more complimentary businesses if they are presented to the Company on terms the Company believes to be attractive. Such acquisitions may require significant amounts of cash. The Company expects that it will finance any such acquisitions through a combination of internal funds, additional debt or equity financing from the capital markets, or short-term borrowings from Thermo TerraTech Inc. or Thermo Electron Corporation, although it has no agreement with these companies to ensure that funds will be available on acceptable terms, or at all. The Company believes that its existing resources are sufficient to meet the capital requirements of its existing businesses for the foreseeable future.

    The Randers Group Incorporated                  1998 Financial Statements

                           Forward-looking Statements

        In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in fiscal 1999 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

        Dependence on Sales to Government Entities. A significant portion of the Company's revenues is derived from municipalities, state governments, and government utility authorities. Any decreases in purchases by these entities, including, without limitation, decreases resulting from shifts in priorities or overall budgeting limitations, could have a material adverse effect on the Company's business, financial condition, and results of operations. In addition, most of the Company's contracts require the Company to perform specific services for a fixed fee. Contracts with governmental entities often permit the purchaser to cancel the agreement at any time. A significant overrun in the Company's expenses or cancellation of a significant contract could also result in a material adverse effect on the Company's business, financial condition, and results of operations. The Company's contracts with governmental entities are also subject to other risks, including contract suspensions; protests by disappointed bidders of contract awards, which can result in the re-opening of the bidding process; and changes in government policies or regulations.

        Competition. The markets for many of the Company's services are regional and are characterized by intense competition from numerous local competitors. Some of the Company's competitors have greater technical and financial resources than those of the Company. As a result, they may be able to adapt more quickly to changes in customer requirements and new or emerging technologies, or to devote greater resources to the promotion and sale of their services than the Company. Competition could increase if new companies enter the market or its existing competitors expand their service lines. There can be no assurance that the Company's current technology, technology under development, or ability to develop new technologies will be sufficient to enable it to compete effectively with its competitors.

        Dependence on Environmental Regulation. Federal, state, and local environmental laws govern most of the markets in which the Company conducts business, as well as many of the Company's operations. The markets for many of the Company's services, including water supply design and inspection services, wastewater treatment facility design and inspection services, solid and hazardous waste management services, environmental testing services, natural resource management, and air pollution testing and management services, were directly or indirectly created by, and are dependent on, the existence and enforcement of those laws. There can be no assurance that these laws and regulations will not change in the future, requiring new technologies or stricter standards with which the Company must comply. In addition, there can be no assurance that these laws and regulations will not be made more lenient

    The Randers Group Incorporated                  1998 Financial Statements

                           Forward-looking Statements

    in the future, thereby reducing the size of the markets addressed by the Company. Any such change in such federal, state, and local environmental laws and regulations may have a material adverse effect on the Company's business.

        Potential Environmental and Regulatory Liability. The Company's operations are subject to comprehensive laws and regulations related to the protection of the environment. Among other things, these laws and regulations impose requirements to control air, soil, and water pollution, and regulate health, safety, zoning, land use, and the handling and transportation of hazardous and nonhazardous materials. Such laws and regulations also impose liability for remediation and cleanup of environmental contamination, both on-site and off-site, resulting from past and present operations. These requirements may also be imposed as conditions of operating permits or licenses that are subject to renewal, modification, or revocation. Existing laws and regulations, and new laws and regulations, may require the Company to modify, supplement, replace, or curtail its operating methods, facilities, or equipment at costs which may be substantial without any corresponding increase in revenue. The Company's water, wastewater, and hazardous waste-treatment management services operations may expose the Company to liabilities to clients and third parties. In addition, the Company is also potentially subject to monetary fines, penalties, remediation, cleanup or stop orders, injunctions, or orders to cease or suspend certain of its practices. The outcome of any proceedings and associated costs and expenses could have a material adverse impact on the Company's business. In addition, the Company is subject to numerous laws and regulations related to the protection of human health and safety. Such laws and regulations may pose liability on the Company for exposure of its employees to radiation or other hazardous contamination.
        The Company endeavors to operate its business to minimize its exposure to environmental and other regulatory liabilities. Although no claims giving rise to such liabilities have been asserted by the Company's customers or employees to date, there can be no assurance that such claims cannot or will not be asserted against the Company.
        Potential Professional Liability. The Company's business exposes it to potential liability for the negligent performance of its services and, as such, the Company may face substantial liability to clients and third parties for damages resulting from faulty designs or other professional services. The Company currently maintains professional errors and omissions insurance, but there can be no assurance that this insurance will provide sufficient coverage in the event of a claim, that the Company will be able to maintain such coverage on acceptable terms, if at all, or that a professional liability claim would not result in a material adverse effect on the Company's business, financial condition, and results of operations.

        Seasonal Influences. A majority of the Company's businesses experience seasonal fluctuations. Site investigation work and certain environmental testing services may decline in winter months as a result of severe weather conditions.

    The Randers Group Incorporated                  1998 Financial Statements

                           Forward-looking Statements

        Risks Associates with Acquisition Strategy. The Company's strategy has included the acquisition of businesses that complement or augment the Company's existing services. The Company does not presently intend to actively seek to make additional acquisitions in the near future, and expects instead to concentrate its resources on strengthening its core businesses. The Company may, however, acquire one or more additional businesses if they are presented to the Company on terms the Company believes to be attractive. Promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approvals. Any acquisitions completed by the Company may be made at substantial premiums over the fair value of the net assets of the acquired companies. There can be no assurance that the Company will be able to complete future acquisitions or that the Company will be able to successfully integrate any acquired businesses. In order to finance such acquisitions, it may be necessary for the Company to raise additional funds through public or private financings. Any equity or debt financing, if available at all, may be on terms that are not favorable to the Company and, in the case of equity financing, may result in dilution to the Company's shareholders.

        Potential Impact of Year 2000 on Processing of Date-sensitive Information. The Company is currently assessing the potential impact of the year 2000 on the processing of date-sensitive information by the Company's computerized information systems as well as products purchased by the Company. The Company believes that its internal information systems are either year 2000 compliant or will be so prior to the year 2000 without incurring material costs. There can be no assurance, however, that the Company will not experience unexpected costs and delays in achieving year 2000 compliance for its internal information systems, which could result in a material adverse effect on the Company's future results of operations.
        The Company is presently assessing whether its key suppliers are adequately addressing the year 2000 issue and the effect this might have on the Company. The Company has not completed its analysis and is unable to conclude at this time that the year 2000 problem as it relates to products purchased from key suppliers is not reasonably likely to have a material adverse effect on the Company's future results of operations.

    The Randers Group Incorporated                  1998 Financial Statements

                         Selected Financial Information

    (In thousands except
    per share amounts)       1998(a)   1997(b)     1996    1995(c)     1994
    -----------------------------------------------------------------------

    Statement of Income Data:
    Revenues                $71,583   $64,374   $58,515   $27,735   $21,009
    Gross Profit             18,745    16,326    13,503     5,640     3,258
    Net Income                3,153     3,580     2,379       693        (7)
    Basic and Diluted
      Earnings per Share        .03       .03       .02       .01         -


    Balance Sheet Data:
    Working Capital         $25,822   $16,038   $13,084   $14,348   $ 4,253
    Total Assets             93,193    75,434    71,893    71,886    18,069
    Long-term
      Obligations             1,948     1,260     1,883     2,551         2
    Shareholders'
      Investment             79,998    64,731    58,725    60,278    15,200

    (a) Reflects the May 1997 acquisition of Randers by Thermo TerraTech (Note
        2), subsequently transferred to the Company.
    (b) Reflects the November 1996 acquisition of Carlan Consulting Group by Thermo TerraTech (Note 2), subsequently transferred to the Company.
    (c) Reflects the February 1995 acquisition of Killam Associates by Thermo TerraTech, subsequently transferred to the Company.

    The Randers Group Incorporated                  1998 Financial Statements


    Common Stock Market Information
        The Company's common stock is traded on the American Stock Exchange's Emerging Company Marketplace under the symbol RGI.EC. The following table sets forth the high and low sales prices for the periods noted of the Company's common stock as reported in the consolidated transaction reporting system:

                                     1998                        1997
                              ------------------          ------------------
    Quarter                     High         Low            High         Low
    ------------------------------------------------------------------------

    First                    $1 1/8       $ 1/2           $15/16       $9/16
    Second                    1            13/16            5/8         3/8
    Third                     1             1/2             1/2         3/8
    Fourth                    7/8           5/8             7/8         5/16

        As of May 29, 1998, the Company had 200 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on May 29, 1998, was $11/16 per share.

    Shareholder Services
        Shareholders of The Randers Group Incorporated who desire information about the Company are invited to contact John N. Hatsopoulos, Chief Financial Officer, The Randers Group Incorporated, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046, (781) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Distribution of printed quarterly reports is limited to the second quarter report only. All material is available through the Internet from Thermo Electron's home page on the World Wide Web (http://www.thermo.com/subsid/rgi1.html).

    Stock Transfer Agent
        First Union National Bank of North Carolina is the stock transfer agent and maintains shareholder activity records. The agent will respond to questions on issuance of stock certificates, change of ownership, lost stock certificates, and change of address. For these and similar matters, please direct inquiries to:

        First Union National Bank of North Carolina
        Shareholder Services Group
        230 South Tryon Street, 11th Floor
        Charlotte, NC 28288-1153
        (704) 590-7518

    Dividend Policy
        The Company has never paid cash dividends and does not expect to pay cash dividends in the foreseeable future as its policy has been to use earnings to finance expansion and growth. Payment of dividends will rest within the discretion of the Company's Board of Directors and will depend upon, among other factors, the Company's earnings, capital requirements, and financial condition.

    The Randers Group Incorporated                  1998 Financial Statements


    Form 10-K Report
        A copy of the Annual Report on Form 10-K for the fiscal year ended April 4, 1998, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to John N. Hatsopoulos, Chief Financial Officer, The Randers Group Incorporated, 81 Wyman Street, P.O.
    Box 9046, Waltham, Massachusetts 02254-9046.

    Annual Meeting
        The annual meeting of shareholders will be held on Tuesday, September 15, 1998, at 2:30 p.m. at Thermo Electron Corporation, 81 Wyman Street, Waltham, Massachusetts.