Form 10-K, Exhibit 13
period 1999-04-03
RANDERS KILLAM GROUP INC
filed 1999-06-10
CIK 830104

Exhibit 13


















                          The Randers Killam Group Inc.

                        Consolidated Financial Statements

                                   Fiscal 1999



The Randers Killam Group Inc.                                                   1999 Financial Statements

                        Consolidated Statement of Income

                                                                                     Year Ended
                                                                           April 3,   April 4,  March 29,
(In thousands except per share amounts)                                        1999       1998       1997
------------------------------------------------------------------------- ---------- ----------- ---------

Revenues (Note 9)                                                           $80,773    $71,583    $64,374
                                                                            -------    -------    -------

Costs and Operating Expenses:
 Cost of revenues                                                            61,754     52,838     48,048
 Selling, general, and administrative expenses (Note 7)                      13,816     12,788      9,555
                                                                            -------    -------    -------

                                                                             75,570     65,626     57,603
                                                                            -------    -------    -------

Operating Income                                                              5,203      5,957      6,771

Interest Income                                                                 652        195        110
Interest Expense                                                               (155)      (196)      (184)
                                                                            -------    -------    -------

Income Before Provision for Income Taxes                                      5,700      5,956      6,697
Provision for Income Taxes (Note 4)                                           2,732      2,803      3,117
                                                                            -------    -------    -------

Net Income                                                                  $ 2,968    $ 3,153    $ 3,580
                                                                            =======    =======    =======

Basic and Diluted Earnings per Share (Note 10)                               $  .12     $  .13    $   .16
                                                                            =======    =======    =======

Weighted Average Shares (Note 10)
 Basic                                                                       25,429     25,111     22,606
                                                                            =======    =======    =======

 Diluted                                                                     25,452     25,202     22,606
                                                                            =======    =======    =======





















The accompanying notes are an integral part of these consolidated financial statements.

The Randers Killam Group Inc.                                                   1999 Financial Statements

                           Consolidated Balance Sheet
                                                                                      April 3,   April 4,
(In thousands except share amounts)                                                       1999       1998
----------------------------------------------------------------------------------- ----------- ---------

Assets
Current Assets:
 Cash and cash equivalents (includes $15,015 and $8,713 under                          $15,921    $ 9,763
   repurchase agreement with affiliated company; Note 13)
 Accounts receivable, less allowances of $1,291 and $760                                12,677     14,304
 Unbilled contract costs and fees                                                        9,942      9,333
 Prepaid and refundable income taxes (Note 4)                                            1,735      1,359
 Prepaid expenses                                                                          433        373
                                                                                       -------    -------

                                                                                        40,708     35,132
                                                                                       -------    -------

Property, Plant, and Equipment, at Cost, Net                                            11,365     11,664
                                                                                       -------    -------

Other Assets (Note 3)                                                                    1,966      1,177
                                                                                       -------    -------

Cost in Excess of Net Assets of Acquired Companies (Note 2)                             44,106     45,220
                                                                                       -------    -------

                                                                                       $98,145    $93,193
                                                                                       =======    =======

Liabilities and Shareholders' Investment
Current Liabilities:
 Current maturities of long-term obligations (Note 5)                                  $ 1,145    $   187
 Accounts payable                                                                        4,784      3,809
 Accrued payroll and employee benefits                                                   3,228      3,254
 Accrued income taxes                                                                    2,364      1,016
 Other accrued expenses                                                                    669        725
 Due to parent company and affiliated companies                                             94        319
                                                                                       -------    -------

                                                                                        12,284      9,310
                                                                                       -------    -------

Deferred Income Taxes (Note 4)                                                             997        888
                                                                                       -------    -------

Other Deferred Items                                                                     1,076      1,049
                                                                                       -------    -------

Long-term Obligations (Note 5)                                                             774      1,948
                                                                                       -------    -------

Commitments and Contingencies (Note 6)

Shareholders' Investment (Notes 2, 3, and 8):
 Common stock, $.0001 par value, 30,000,000 shares authorized; 25,429,344                    3         13
   shares and 127,146,733 pro forma shares issued and outstanding
 Capital in excess of par value                                                         79,379     79,321
 Retained earnings                                                                       3,632        664
                                                                                       -------    -------

                                                                                        83,014     79,998
                                                                                       -------    -------

                                                                                       $98,145    $93,193
                                                                                       =======    =======


The accompanying notes are an integral part of these consolidated financial statements.

The Randers Killam Group Inc.                                                   1999 Financial Statements

                      Consolidated Statement of Cash Flows
                                                                                   Year Ended
                                                                         April 3,    April 4,    March 29,
(In thousands)                                                               1999        1998         1997
--------------------------------------------------------------------- ------------ ----------- -----------

Operating Activities
 Net income                                                               $ 2,968      $3,153      $ 3,580
 Adjustments to reconcile net income to net cash provided
   by operating activities:
     Depreciation and amortization                                          2,787       2,675        2,137
     Provision for losses on accounts receivable                            1,059         293          149
     Other noncash items                                                     (423)       (200)        (193)
     Change in deferred income taxes                                          109        (208)        (109)
     Changes in current accounts, excluding the effect of transfer of businesses from parent company:
        Accounts receivable                                                    49        (874)         590
        Unbilled contract costs and fees                                     (614)     (1,338)        (764)
        Other current assets                                                 (469)        369          523
        Accounts payable                                                      975       1,246         (896)
        Other current liabilities                                           1,312        (636)      (1,487)
                                                                          -------      ------      -------

          Net cash provided by operating activities                         7,753       4,480        3,530
                                                                          -------      ------      -------

Investing Activities
 Purchases of property, plant, and equipment                               (1,355)     (1,531)      (1,003)
 Proceeds from sale of property, plant, and equipment                         157          18          106
 Other                                                                       (181)        (27)           -
                                                                          -------      ------      -------

          Net cash used in investing activities                            (1,379)     (1,540)        (897)
                                                                          -------      ------      -------

Financing Activities
 Repayment of notes payable                                                  (216)       (170)        (671)
 Net transfers from (to) parent company                                         -       3,424       (1,304)
 Cash acquired from transfer of businesses from parent                          -       1,442          285
company
 Repayment of note receivable                                                   -         390            -
                                                                          -------      ------      -------

          Net cash provided by (used in) financing activities                (216)      5,086       (1,690)
                                                                          -------      ------      -------

Increase in Cash and Cash Equivalents                                       6,158       8,026          943
Cash and Cash Equivalents at Beginning of Year                              9,763       1,737          794
                                                                          -------      ------      -------

Cash and Cash Equivalents at End of Year                                  $15,921      $9,763      $ 1,737
                                                                          =======      ======      =======

Cash Paid For
 Interest                                                                 $   155      $  224      $   205
 Income taxes                                                             $ 1,632      $  642      $     -

Noncash Activities
 Transfer of acquired businesses from parent company (Note 2)             $     -      $4,700      $ 3,460


The accompanying notes are an integral part of these consolidated financial statements.

The Randers Killam Group Inc.                                                   1999 Financial Statements

               Consolidated Statement of Shareholders' Investment
                                                                                   Year Ended
                                                                           April 3,    April 4,  March 29,
(In thousands)                                                                 1999        1998       1997
------------------------------------------------------------------------- ----------- ---------- ---------

Common Stock, $.0001 Par Value
 Balance at beginning of year                                               $    13     $     -    $     -
 Effect of one-for-five reverse stock split                                     (10)          -          -
 Shares issuable to parent company (Note 2)                                       -          12          -
 Transfer of Randers from parent company (Note 2)                                 -           1          -
                                                                            -------     -------    -------

 Balance at end of year                                                           3          13          -
                                                                            -------     -------    -------

Capital in Excess of Par Value
 Balance at beginning of year                                                79,321           -          -
 Effect of one-for-five reverse stock split                                      10           -          -
 Shares issuable to parent company (Note 2)                                       -      70,632          -
 Transfer of Randers from parent company (Note 2)                                 -       8,597          -
 Tax benefit related to employees' and directors' stock plans                    48          92          -
                                                                            -------     -------    -------

 Balance at end of year                                                      79,379      79,321          -
                                                                            -------     -------    -------

Retained Earnings
 Balance at beginning of year                                                   664           -          -
 Net income after May 12, 1997                                                2,968       2,752          -
 Shares issuable to parent company (Note 2)                                       -      (2,088)         -
                                                                            -------     -------    -------

 Balance at end of year                                                       3,632         664          -
                                                                            -------     -------    -------

Parent Company Investment
 Balance at beginning of year                                                     -      64,731     58,725
 Net income prior to May 12, 1997                                                 -         401      3,580
 Transfer of CarlanKillam from parent company (Note 2)                            -           -      3,730
 Net transfers from (to) parent company                                           -       3,424     (1,304)
 Shares issuable to parent company (Note 2)                                       -     (68,556)         -
                                                                            -------     -------    -------

 Balance at end of year                                                           -           -     64,731
                                                                            -------     -------    -------

                                                                            $83,014     $79,998    $64,731
                                                                            =======     =======    =======











The accompanying notes are an integral part of these consolidated financial statements.

The Randers Killam Group Inc.                          1999 Financial Statements

                   Notes to Consolidated Financial Statements
1.    Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
     The  Randers  Killam  Group  Inc.  (the  Company)  provides   comprehensive
engineering and outsourcing services and operates in four business segments:
Water and Wastewater Treatment, Process Engineering and Construction, Highway
and Bridge Engineering, and Infrastructure Engineering.
      In January 1999, the Company's name was changed from The Randers Group
Incorporated to The Randers Killam Group Inc.

Relationship with Thermo TerraTech Inc. and Thermo Electron Corporation
      As of April 3, 1999, Thermo TerraTech Inc. owned 24,110,210 shares of the
Company's common stock, representing 95% of such shares outstanding. Thermo
TerraTech is an 87%-owned subsidiary of Thermo Electron Corporation. As of April
3, 1999, Thermo Electron owned 251,000 shares of the Company's common stock, representing 1% of such shares outstanding.
      Thermo Electron has announced a proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company. Under this plan, the Company would be merged into Thermo Electron (Note 11).

Principles of Consolidation
      The accompanying financial statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated.

Fiscal Year
      The Company has adopted a fiscal year ending the Saturday nearest March
31. References to fiscal 1999, 1998, and 1997 are for the fiscal years ended
April 3, 1999, April 4, 1998, and March 29, 1997, respectively. Fiscal years
1999 and 1997 each included 52 weeks; fiscal 1998 included 53 weeks.

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

Stock-based Compensation Plans
      The Company applies Accounting Principles Board Opinion (APB) No. 25,
"Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation plans (Note 3). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to shareholders' investment.

Income Taxes
      The Company and Thermo TerraTech have a tax allocation agreement under which both the Company and Thermo TerraTech are included in Thermo Electron's consolidated federal and certain state income tax returns. The agreement provides that in years in which the Company has taxable income, it will pay to Thermo Electron amounts comparable to the taxes the Company would have paid had it filed separate tax returns. If Thermo TerraTech's and Thermo Electron's combined equity ownership of the Company were to drop below 80%, the Company would be required to file its own income tax returns. Prior to the February 1999 issuance of its shares of common stock to

1.   Nature of Operations and Summary of Significant Accounting Policies (continued)

Thermo TerraTech in connection with the acquisition of The Killam Group to the Company (Note 2), Thermo TerraTech's ownership of actual outstanding shares of common stock of the Company was less than 80% and the Company filed its own income tax returns.
      In accordance with Statement of Financial Accounting Standards (SFAS) No.
109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

Earnings per Share
      Basic earnings per share have been computed by dividing net income by the weighted average number of shares or pro forma shares outstanding during the year (Note 2). Diluted earnings per share have been computed assuming the exercise of stock options, as well as their related income tax effects. Shares issued in connection with the transactions described in Note 2 have been shown as outstanding for all periods presented for purposes of computing earnings per share.

Reverse Stock Split
      All share and per share information has been restated to reflect a one-for-five reverse stock split, which was effective in February 1999. Share information in the accompanying 1998 balance sheet has not been restated for the reverse stock split.

Cash and Cash Equivalents
      At fiscal year-end 1999 and 1998, $15,015,000 and $8,713,000, respectively, of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, U.S. government-agency securities, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company and have an original maturity of three months or less. The Company's repurchase agreement earns a rate based on the 90-day Commercial Paper Composite
Rate plus 25 basis points, set at the beginning of each quarter (Note 13). At fiscal year-end 1999 and 1998, the Company's cash equivalents also included investments in commercial paper which have an original maturity of three months or less. Cash equivalents are carried at cost, which approximates market value.

Property, Plant, and Equipment
      The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings, 25 to 40 years; machinery and equipment, 2 to 12 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset.
      Property, plant, and equipment consists of:

(In thousands)                                                                            1999       1998
----------------------------------------------------------------------------------- ----------- ----------

Land                                                                                   $ 1,044    $ 1,044
Buildings                                                                                7,334      7,157
Machinery, Equipment, and Leasehold Improvements                                         8,360      7,515
                                                                                       -------    -------

                                                                                        16,738     15,716
Less:  Accumulated Depreciation and Amortization                                         5,373      4,052
                                                                                       -------    -------

                                                                                       $11,365    $11,664
                                                                                       =======    =======


1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

Cost in Excess of Net Assets of Acquired Companies
      The excess of cost over the fair value of net assets of acquired businesses is amortized using the straight-line method over 40 years.
Accumulated amortization was $7,848,000 and $6,574,000 at fiscal year-end 1999 and 1998, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired businesses in assessing the recoverability of this asset.
If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

Fair Value of Financial Instruments
      The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, current maturities of long-term obligations, accounts payable, due to parent company and affiliated companies, and long-term obligations. Their respective carrying amounts in the accompanying balance sheet, excluding long-term obligations, approximated fair value due to their short-term nature. The fair value of the Company's long-term obligations at fiscal year-end 1999 and 1998 approximated carrying value based on borrowing rates available to the Company at the respective year ends.

Comprehensive Income
      During the first quarter of fiscal 1999, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This pronouncement sets forth requirements for disclosure of the Company's comprehensive income and accumulated other comprehensive items. In general, comprehensive income combines net income and "other comprehensive items," which represents certain items reported as components of shareholders' investment. The Company has no such items and, accordingly, its comprehensive income is equal to its net income for all periods presented.

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

Presentation
      Certain amounts in fiscal 1998 and 1997 have been reclassified to conform to the presentation in the fiscal 1999 financial statements.

2.    Acquisitions and Basis of Accounting

      On May 12, 1997, Thermo TerraTech purchased a controlling interest in The
Randers Group Incorporated (Randers). Thermo TerraTech purchased 1,420,000 shares of Randers common stock from certain members of Randers' management, and 84,000 shares from Thermo Power Corporation, an affiliate of Thermo TerraTech, at a price of $3.125 per share, for an aggregate cost of $4,700,000. Following these transactions, Thermo TerraTech owned 53.3% of Randers' outstanding common stock. In addition, Thermo Electron owned approximately 8.9% of Randers' outstanding common stock.
      Subsequently, in September 1997, Thermo TerraTech and Randers entered into a definitive agreement to transfer Thermo TerraTech's wholly owned engineering and consulting businesses (known as The Killam Group) to Randers, in exchange for newly issued shares of Randers' common stock. Effective April 4, 1998, the agreement was amended to provide that the price for these businesses would be equal to $70,644,407, the book value of the transferred businesses as of April
4, 1998. The number of new shares of Randers' common stock issued to Thermo
TerraTech

2.    Acquisitions and Basis of Accounting (continued)

equaled such book value on April 4, 1998, divided by $3.125, or 22,606,210 shares. The shares issued to Thermo TerraTech included 668,360 shares related to the increase in value resulting from the earnings of The Killam Group from May
12, 1997, through April 4, 1998, which totaled approximately $2,088,000. In
January 1999, the Randers' shareholders approved the listing of the shares on the American Stock Exchange and an amendment to Randers' Certificate of Incorporation changing the Company's name to The Randers Killam Group Inc. Upon issuance of the shares in February 1999, Thermo TerraTech and Thermo Electron owned approximately 94.8% and 1.0%, respectively, of Randers' outstanding common stock. For purposes of computing weighted average shares, the 22,606,210 shares of Randers' common stock issued in connection with the acquisition of The Killam
Group have been considered to be outstanding for all periods presented, and the 2,823,136 shares of Randers' common stock that were outstanding as of May 12, 1997, the date on which Thermo TerraTech acquired a majority interest in Randers, are considered outstanding as of that date.
      This transaction has been accounted for in accordance with Securities and Exchange Commission Staff Accounting Bulletin Topic 2-A2, pursuant to which The
Killam Group has been treated as the "accounting acquiror" because Thermo
TerraTech owns the larger portion of the voting rights of Randers as a result of the above mentioned transactions. Accordingly, the historical financial information of Randers has been restated to solely reflect the financial information of The Killam Group for periods prior to May 12, 1997, the date on which Thermo TerraTech acquired a majority interest in Randers. Results from May
12, 1997, reflect the combined results of The Killam Group and Randers.
Consequently, references to the Company prior to May 12, 1997, refer solely to The Killam Group.
      Based on unaudited data, the following table presents selected financial information for The Killam Group and Randers on a pro forma basis, assuming the companies had been combined since the beginning of fiscal 1997.

(In thousands except per share amounts)                                                   1998      1997
----------------------------------------------------------------------------------- ----------- ---------

Revenues                                                                               $72,720    $76,775
Net Income                                                                               3,150      4,213
Earnings per Share:
 Basic                                                                                     .13        .19
 Diluted                                                                                   .12        .19

      The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the businesses been combined from the beginning of fiscal 1997.
      In November 1996, Thermo TerraTech acquired CarlanKillam Consulting Group,
Inc., a provider of transportation and environmental consulting and professional engineering and architectural services for $3,460,000. Immediately subsequent to Thermo TerraTech's acquisition of CarlanKillam, Thermo TerraTech contributed this business to the Company. Pro forma results have not been presented as the results of CarlanKillam were not material to the Company's results of operations.
      These transactions have been accounted for using the purchase method of accounting, and their results of operations have been included in the accompanying financial statements from the respective dates of acquisition by Thermo TerraTech. The aggregate cost of Randers and CarlanKillam exceeded the estimated fair value of the acquired net assets by $7,920,000, which is being amortized over 40 years.

3.    Employee Benefit Plans

Stock-based Compensation Plans

Stock Option Plans
      The Company has a stock-based compensation plan for its key employees, directors, and others, which permits the grant of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. The option recipients and the terms of options granted under this plan are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a one- to ten-year period, depending on the term of the option, which generally ranges from five to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. To date, all options have been granted at fair market value.
      In connection with the transfer of Randers in fiscal 1998, the Company assumed certain outstanding options granted under Randers' incentive stock option plan. The Randers' options become exercisable over the vesting period. Options vest 50% in the first year after the date of grant and 25% in each of the second and third years after the date of grant. These options expire 10 years from the date of grant.
      In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron and Thermo TerraTech.
      In November 1998, the Company's employees, excluding its officers and directors, were offered the opportunity to exchange previously granted options to purchase shares of Company common stock for an amount of options equal to half of the number of options previously held, exercisable at a price equal to the fair market value at the time of the exchange offer. Holders of options to acquire 482,000 shares at a weighted average exercise price of $3.30 per share elected to participate in this exchange and, as a result, received options to purchase 241,000 shares of Company common stock at $1.90 per share, which are included in the fiscal 1999 grants in the table below. The other terms of the new options are the same as the exchanged options except that the holders may not sell shares purchased pursuant to such new options for six months from the exchange date. The options exchanged were canceled by the Company.
      A summary of the Company's stock option activity is:

                                                                          1999                 1998
                                                                   ------------------  ------------------
                                                                             Weighted            Weighted
                                                                              Average             Average
                                                                             Exercise            Exercise
                                                                                Price               Price
                                                                    Number               Number
                                                                        of                   of
(Shares in thousands)                                               Shares               Shares
---------------------------------------------- -------- ---------- -------- ---------- --------- ---------

Options Outstanding, Beginning of Year                               1,487     $ 3.28         -      $  -
 Granted                                                               351       2.09     1,372      3.25
 Forfeited                                                              (8)      4.92       (24)     3.25
 Canceled due to exchange                                             (482)      3.30         -         -
 Randers' options outstanding at time of transfer                        -          -       139      3.60
                                                                     -----     ------     -----      ----

Options Outstanding, End of Year                                     1,348     $ 2.95     1,487     $3.30
                                                                     =====     ======     =====     =====

Options Exercisable                                                  1,335     $ 2.94     1,457     $3.25
                                                                     =====     ======     =====     =====

Options Available for Grant                                            790                  652
                                                                     =====                =====

      A summary of the status of the Company's stock options at April 3, 1999, is:

                                                                      Options Outstanding
                                                     ------------------------------------------------------
Range of Exercise Prices                                   Number             Weighted            Weighted
                                                               of              Average             Average
                                                           Shares            Remaining            Exercise
                                                   (In thousands)     Contractual Life               Price
---------------------------------------------- ------------------- -------------------- -------------------

$1.90 - $2.52                                                 351            6.3 years               $2.09
 2.53 -  3.14                                                  65            3.5 years                3.13
 3.15 -  3.76                                                 921            5.7 years                3.25
 3.77 -  4.38                                                  11            5.2 years                4.38
                                                             ----

$1.90 - $4.38                                               1,348            5.8 years               $2.95
                                                            =====

      The information disclosed above for options outstanding at April 3, 1999, does not differ materially for options exercisable.

Employee Stock Purchase Program
      Substantially all of the Company's full-time employees are eligible to participate in an employee stock purchase program sponsored by Thermo TerraTech and Thermo Electron. Prior to November 1, 1998, the applicable shares of common stock could be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period and the shares purchased were subject to a six-month resale restriction. Effective November 1, 1998, the applicable shares of common stock may be purchased at 85% of the lower of the fair market value at the beginning or end of the plan year, and the shares purchased are subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.

Pro Forma Stock-based Compensation Plans Expense
      In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB 25 in accounting for its stock-based compensation plans. Had compensation cost for awards granted after fiscal 1997 under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been:

(In thousands except per share amounts)                                                  1999       1998
---------------------------------------------------------------------------------- ----------- ----------

Net Income:                                                                            $2,968      $3,153
 As reported                                                                            2,460       2,786
 Pro forma
Basic and Diluted Earnings per Share:
 As reported                                                                              .12         .13
 Pro forma                                                                                .10         .11

      Pro forma compensation expense for options granted is reflected over the vesting period, therefore future pro forma compensation expense may be greater as additional options are granted.


3.    Employee Benefit Plans (continued)

      The weighted average fair value per share of options granted was $3.15 and $3.25 in fiscal 1999 and 1998, respectively. The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                                          1999      1998
----------------------------------------------------------------------- ----------- ----------- ---------

Volatility                                                                                 28%        27%
Risk-free Interest Rate                                                                   4.9%       5.7%
Expected Life of Options                                                             4.0 years  5.0 years

      The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

401(k) Savings Plans
      The majority of the Company's full-time employees are eligible to participate in 401(k) savings plans sponsored by certain subsidiaries and Thermo
Electron. Contributions to the 401(k) savings plans are made by both the employee and the Company. Company contributions are based upon the level of employee contributions and for certain plans, are based on subsidiary profits.
For these plans, the Company contributed and charged to expense $1,155,000, $1,272,000, and $1,130,000 in fiscal 1999, 1998, and 1997, respectively.

Defined Benefit Pension Plan
      One of the Company's divisions has a noncontributory defined benefit retirement plan for salaried employees. This plan has been frozen and all participants who had not been credited with the maximum years of service continue to receive such credit up to the allowable maximum based on continued service. Benefits under the plan are based on years of service and employees' compensation during the last years of employment. Funds are contributed to a trustee as necessary to provide for current service and for any unfunded projected benefit obligation over a reasonable period.
      Net periodic benefit income includes:

(In thousands)                                                                1999        1998       1997
----------------------------------------------------------------------- ----------- ----------- ----------

Interest Cost on Benefit Obligation                                       $    728    $    711    $    677
Expected Return on Plan Assets                                              (1,134)       (928)       (868)
Amortization of Unrecognized Gain                                              (51)          -           -
                                                                          --------    --------    --------

                                                                          $   (457)   $   (217)   $   (191)
                                                                          ========    ========    ========


3.    Employee Benefit Plans (continued)

      The Company's defined benefit pension plan activity is:

(In thousands)                                                                           1999        1998
---------------------------------------------------------------------------------- ----------- ----------

Change in Benefit Obligation:
 Benefit obligation, beginning of year                                               $ 10,028    $  9,563
 Interest cost                                                                            728         711
 Benefits paid                                                                           (342)       (309)
 Actuarial (gain) loss                                                                   (173)         63
                                                                                      -------    --------

 Benefit obligation, end of year                                                       10,241      10,028
                                                                                     --------    --------

Change in Plan Assets:
 Fair value of plan assets, beginning of year                                          12,756      10,457
 Actual return on plan assets                                                            (224)      2,608
 Benefits paid                                                                           (342)       (309)
                                                                                      -------    --------

 Fair value of plan assets, end of year                                                12,190      12,756
                                                                                      -------    --------

Funded Status                                                                           1,949       2,728
Unrecognized Net Gain                                                                    (403)     (1,639)
                                                                                     --------    --------

Prepaid Benefit Costs                                                                $  1,546    $  1,089
                                                                                     ========    ========

      Prepaid benefit costs are included in other assets in the accompanying balance sheet. The weighted average actuarial assumptions used to determine the net periodic benefit costs in fiscal 1999, 1998, and 1997 were: discount rate -
7.5%, expected long-term rate of return on assets - 9.0%, and rate of increase in salary levels - 0%.

Other Postretirement Benefits
      In addition to providing pension benefits, one of the Company's divisions provided other postretirement benefits for employees who met certain age and length-of-service requirements. Under SFAS No. 106, "Employers' Accounting for
Postretirement Benefits Other Than Pensions," the expected cost of these postretirement benefits must be charged to expense during the years that the employees render service. This postretirement benefit plan has been frozen and the Company recorded the accumulated postretirement obligation calculated as of that date.
      Net postretirement healthcare cost includes:

(In thousands)                                                                1999        1998       1997
----------------------------------------------------------------------- ----------- ----------- ----------

Interest Cost on Benefit Obligation                                       $     50    $     49    $    91
Amortization of Unrecognized Gain                                              (17)        (16)       (11)
                                                                          --------    --------    -------

                                                                          $     33    $     33    $    80
                                                                          ========    ========    ========


3.    Employee Benefit Plans (continued)

      The Company's post retirement healthcare plan activity is:

(In thousands)                                                                           1999        1998
---------------------------------------------------------------------------------- ----------- ----------

Change in Benefit Obligation:
 Benefit obligation, beginning of year                                               $    686    $    677
 Interest cost                                                                             50          49
 Benefits paid                                                                            (18)        (18)
 Other                                                                                      -         (22)
                                                                                     --------    --------

 Benefit obligation, end of year                                                          718         686
                                                                                     --------    --------

Plan Assets                                                                                 -           -
Funded Status                                                                            (718)       (686)
Unrecognized Net Gain                                                                    (307)       (324)
                                                                                     --------    --------

Accrued Post Retirement Healthcare Cost                                              $ (1,025)   $ (1,010)
                                                                                     ========    ========

      For measurement purposes, the following table illustrates the annual rate of increase in the per capita cost of covered healthcare claims:

                                                                                           Annual Rate
                                                                                        Pre-65     Post-65
----------------------------------------------------------------------------------------------------------
1999                                                                                        7%          6%
1998                                                                                        8%          6%
1997                                                                                        8%          6%

      The pre-65 rate decreases gradually to 6% for fiscal 2000 and remains at that level thereafter. The healthcare cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed healthcare cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of April 3, 1999, by $71,000 and the aggregate of the service and interest cost components of the net postretirement healthcare cost for the year then ended by $5,000. A decrease in the assumed healthcare cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation as of April 3, 1999, by $61,000 and the aggregate of the service and interest cost components of the net postretirement healthcare cost for the year then ended by $5,000. The discount rates used in determining the accumulated postretirement benefit obligation was 7.5% in fiscal 1999 and 1998, and 8% in fiscal 1997.


4.    Income Taxes

      The components of the provision for income taxes are:

(In thousands)                                                                1999        1998        1997
----------------------------------------------------------------------- ----------- ----------- ----------

Currently Payable:
 Federal                                                                    $2,410      $2,398      $2,306
 State                                                                         564         617         654
                                                                            ------      ------      ------

                                                                             2,974       3,015       2,960
                                                                            ------      ------      ------

Net Deferred (Prepaid):
 Federal                                                                      (212)       (180)        121
 State                                                                         (30)        (32)         36
                                                                            ------      ------      ------

                                                                              (242)       (212)        157
                                                                            ------      ------      ------

                                                                            $2,732      $2,803      $3,117
                                                                            ======      ======      ======

      The Company receives a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the Company's stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $48,000 and $92,000 of such benefits of the Company that have been allocated to capital in excess of par value in fiscal 1999 and 1998, respectively.
      Provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 34% to income before provision for income taxes due to:

(In thousands)                                                                1999        1998       1997
----------------------------------------------------------------------- ----------- ----------- ----------

Provision for Income Taxes at Statutory Rate                                $1,938      $2,025      $2,277
Differences Resulting From:
 State income taxes, net of federal tax                                        352         386         455
 Amortization of cost in excess of net assets of acquired                      433         412         363
  companies
 Other, net                                                                      9         (20)         22
                                                                            ------      ------      ------

                                                                            $2,732      $2,803      $3,117
                                                                            ======      ======      ======

4.    Income Taxes (continued)

      Prepaid and deferred income taxes in the accompanying balance sheet consist of:

(In thousands)                                                                            1999        1998
----------------------------------------------------------------------- ----------- ----------- ----------

Prepaid (Deferred) Income Taxes:
 Reserves and other accruals                                                            $  858      $  706
 Accrued compensation                                                                      615         759
 State net operating loss carryforward                                                     235         108
 Intangible assets                                                                          76          82
 Depreciation                                                                           (1,073)     (1,078)
 Other                                                                                      27        (106)
                                                                                        ------      ------

                                                                                        $  738      $  471
                                                                                        ======      ======

      As of April 3, 1999, the Company had state net operating loss carryforwards of approximately $2,960,000, which expire from 2004 through 2018.

5.    Long-term Obligations

(In thousands)                                                                            1999       1998
----------------------------------------------------------------------- ----------- ----------- ----------

6.25% Mortgage Loan (payable in monthly installments of $9,                             $1,063      $1,173
 with balloon payment in May 1999)
Mortgage Loan (payable in monthly installments of $12, with                                856         949
 final payment in 2003 (a))
Other                                                                                        -          13
                                                                                        ------      ------
                                                                                         1,919       2,135
Less:  Current Maturities                                                                1,145         187
                                                                                        ------      ------

                                                                                        $  774      $1,948
                                                                                        ======      ======

(a) Bears interest at Prime Rate, which was 7.75% at April 3, 1999.

      The annual requirements for long-term obligations as of April 3, 1999, are $1,145,000 in fiscal 2000; $88,000 in fiscal 2001; $96,000 in fiscal 2002; and
$590,000 in fiscal 2003. Total requirements of long-term obligations are $1,919,000.

6.    Commitments and Contingencies

Operating Leases
      The Company leases portions of its office and operating facilities under various operating lease arrangements. The accompanying statement of income includes expenses from operating leases of $2,508,000, $2,498,000, and $2,068,000 in fiscal 1999, 1998, and 1997, respectively. Future minimum payments due under noncancelable operating leases at April 3, 1999, are $2,085,000 in fiscal 2000; $1,611,000 in fiscal 2001; $1,183,000 in fiscal 2002; $561,000 in fiscal 2003; $74,000 in fiscal 2004; and $24,000 in fiscal 2005 and thereafter.
Total future minimum lease payments are $5,538,000.

6.    Commitments and Contingencies (continued)

Contingencies
      The Company is contingently liable with respect to lawsuits and other matters that arose in the ordinary course of business. In the opinion of management, these contingencies will not have a material adverse effect upon the financial position of the Company or its results of operations.

7.    Related-party Transactions

Corporate Services Agreement
      The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company currently pays Thermo Electron annually an amount equal to 0.8% of the Company's revenues. In calendar 1997 and 1996 the Company paid an amount equal to 1.0% of the Company's revenues. For these services, the Company was charged $646,000, $679,000, and $644,000 in fiscal 1999, 1998, and 1997, respectively. The fee is reviewed and adjusted annually by mutual agreement of the parties. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron
Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company. In fiscal 1999, Thermo Electron billed the Company an additional
$61,000 for certain administrative services required by the Company that were not covered by the corporate services agreement.

Other Related-party Transactions
      The Company purchases products and services in the ordinary course of business with other companies affiliated with Thermo TerraTech. Purchases of products and services from such affiliated companies total $425,000, $382,000, and $2,238,000 in fiscal 1999, 1998, and 1997, respectively.

Repurchase Agreement
      The Company invests excess cash in a repurchase agreement with Thermo
Electron as discussed in Notes 1 and 13.

8.    Common Stock

      At April 3, 1999, the Company had reserved 2,129,550 unissued shares of its common stock for possible issuance under stock-based compensation plans.

9.    Business Segment Information

      The Company organizes and manages its businesses by individual functional operating entity. The Company's businesses operate in four segments: Water and Wastewater Treatment, Process Engineering and Construction, Highway and Bridge
Engineering, and Infrastructure Engineering. In classifying operational entities into a particular segment, the Company aggregates businesses with similar economic characteristics, services, and customers.
      The Company's Water and Wastewater Treatment segment provides engineering, consulting, and outsourcing services to industrial and government clients for the design, construction oversight, and operation of water and wastewater treatment facilities.
      The Process Engineering and Construction segment plans, designs, and builds equipment, systems, and plants used for manufacturing.

      The Company's Highway and Bridge Engineering segment provides consulting and outsourcing services for transportation projects.
      The Infrastructure Engineering segment provides a wide array of consulting and outsourcing services for infrastructure development.

 (In thousands)                                                                  1999      1998       1997
--------------------------------------------------------------------------- ---------- ---------- --------

Revenues:
 Water and Wastewater Treatment (a)                                         $  43,957  $ 40,790   $ 44,452
 Process Engineering and Construction (b)                                      18,342    11,154          -
 Highway and Bridge Engineering (c)                                            12,158    13,345     17,595
 Infrastructure Engineering                                                     6,977     6,346      2,608
 Intersegment sales elimination (d)                                              (661)      (52)      (281)
                                                                            ---------  ---------  --------

                                                                            $  80,773  $ 71,583   $ 64,374
                                                                            =========  ========   ========

Income Before Provision for Income Taxes:
 Water and Wastewater Treatment                                             $   6,037  $  6,305   $  7,112
 Process Engineering and Construction                                             729     1,109          -
 Highway and Bridge Engineering                                                (1,148)   (1,193)       (70)
 Infrastructure Engineering                                                       760       495        373
 Corporate (e)                                                                 (1,175)     (759)      (644)
                                                                            ---------  --------   --------

 Total operating income                                                         5,203     5,957      6,771
 Interest income (expense), net                                                   497        (1)       (74)
                                                                            ---------  --------   --------

                                                                            $   5,700  $  5,956   $  6,697
                                                                            =========  ========   ========

Total Assets:
 Water and Wastewater Treatment                                             $  50,156  $ 55,474   $ 55,499
 Process Engineering and Construction                                          11,649    10,695          -
 Highway and Bridge Engineering                                                14,119    14,728     16,247
 Infrastructure Engineering                                                     5,587     4,857      4,749
 Corporate (f)                                                                 16,634     7,439     (1,061)
                                                                            ---------  --------   --------

                                                                            $  98,145  $ 93,193   $ 75,434
                                                                            =========  ========   ========

Depreciation and Amortization:
 Water and Wastewater Treatment                                             $   1,735  $  1,718   $  1,606
 Process Engineering and Construction                                             407       312          -
 Highway and Bridge Engineering                                                   415       430        444
 Infrastructure Engineering                                                       230       215         87
                                                                            ---------  --------   --------

                                                                            $   2,787  $  2,675   $  2,137
                                                                            =========  ========   ========


9.    Business Segment Information (continued)

(In thousands)                                                                   1999      1998       1997
--------------------------------------------------------------------------- ---------- ---------- --------

Capital Expenditures:
 Water and Wastewater Treatment                                             $     775  $    935   $    780
 Process Engineering and Construction                                             300       387          -
 Highway and Bridge Engineering                                                   157       166        216
 Infrastructure Engineering                                                       123        43          7
                                                                            ---------  --------   --------

                                                                            $   1,355  $  1,531   $  1,003
                                                                            =========  ========   ========

(a) Includes intersegment sales of $180,000, $11,000, and $165,000 in fiscal
    1999, 1998, and 1997, respectively.
(b) Includes intersegment sales of $69,000 and $6,000 in fiscal 1999 and 1998, respectively.
(c) Includes intersegment sales of $412,000, $35,000, and $116,000 in fiscal 1999, 1998, and 1997, respectively.
(d) Intersegment sales are accounted for at prices that are representative of transactions with unaffiliated parties.
(e) Primarily general and administrative expenses.
(f) Primarily cash and cash equivalents.

10.   Earnings per Share

      Basic and diluted earnings per share were calculated as follows:

(In thousands except per share amounts)                                        1999       1998      1997
------------------------------------------------------------------------- ---------- ----------- ---------

Basic
Net Income                                                                  $ 2,968    $ 3,153     $3,580
                                                                            -------    -------     ------

Shares Issued in Connection With the Acquisition of The Killam Group         22,606     22,606     22,606
 (Note 2)

Randers' Weighted Average Shares Outstanding From May 12, 1997, Date          2,823      2,505          -
 of Acquisition by Thermo TerraTech (Note 2)
                                                                            -------    -------     ------

Weighted Average Shares                                                      25,429     25,111     22,606
                                                                            -------    -------     ------

Basic Earnings per Share                                                    $   .12    $   .13     $  .16
                                                                            =======    =======     ======

Diluted
Net Income                                                                  $ 2,968    $ 3,153     $3,580
                                                                            -------    -------     ------

Basic Weighted Average Shares                                                25,429     25,111     22,606
Effect of Stock Options                                                          23         91          -
                                                                            -------    -------     ------

Weighted Average Shares, as Adjusted                                         25,452     25,202     22,606
                                                                            -------    -------     ------

Diluted Earnings per Share                                                  $   .12    $   .13     $  .16
                                                                            =======    =======     ======

      The computation of diluted earnings per share excludes the effect of assuming the exercise of certain outstanding stock options because the effect would be antidilutive. As of April 3, 1999, there were 1,309,000 shares of such options outstanding, with exercise prices ranging from $3.13 to $4.38 per share.

11.   Proposed Reorganization

      Thermo Electron has announced a proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company. Under this plan, the Company and its sister subsidiary, ThermoRetec Corporation, as well as their parent company, Thermo TerraTech, would be merged into Thermo Electron. As a result, all three companies would become wholly owned subsidiaries of Thermo
Electron. The public shareholders of the Company, ThermoRetec, and Thermo
TerraTech would receive common stock in Thermo Electron in exchange for their shares. The completion of these transactions is subject to numerous conditions, including the establishment of prices and exchange ratios; confirmation of anticipated tax consequences; the approval of the Board of Directors of ThermoRetec and Thermo TerraTech; the negotiation and execution of a definitive merger agreement; the receipt of a fairness opinion from an investment banking firm that the transaction is fair to the Company's shareholders (other than Thermo TerraTech and Thermo Electron) from a financial point of view; the approval of the Company's Board of Directors, including its independent directors; and completion of review by the Securities and Exchange Commission of any necessary documents regarding the proposed transactions.

12.   Unaudited Quarterly Information

(In thousands except per share amounts)

1999                                                                First     Second      Third    Fourth
---------------------------------------------------------------- --------- ---------- ---------- ---------

Revenues                                                          $20,083    $20,988    $20,816    $18,886
Gross Profit                                                        5,029      4,699      4,676      4,615
Net Income                                                            788        819        773        588
Basic and Diluted Earnings per Share                                  .03        .03        .03        .02

1998                                                             First (a)    Second      Third    Fourth
---------------------------------------------------------------- -------------------- ---------- ---------

Revenues                                                          $16,844    $18,231    $18,269    $18,239
Gross Profit                                                        4,492      4,745      5,024      4,484
Net Income                                                            841        984        906        422
Basic and Diluted Earnings per Share                                  .03        .04        .04        .02

(a) Reflects the May 1997 acquisition of Randers by Thermo TerraTech (Note 2), subsequently transferred to the Company.

13.   Subsequent Events

Restructuring Actions
      In May 1999, the Company announced plans to sell three businesses, two of which comprise the Company's Process Engineering and Construction segment and Highway and Bridge Engineering segment. The third business that will be sold represents a small component of the Water and Wastewater Treatment segment. In connection with the planned sale of these businesses, the Company expects to record pretax charges of approximately $15 million, primarily in the first quarter of fiscal 2000. These charges primarily represent the excess of book value of the businesses over the estimated proceeds from sale. Revenues and operating losses of these business units in fiscal 1999 aggregated $31.7 million and $0.5 million, respectively.

Cash Management Arrangement
      Effective June 1, 1999, the Company and Thermo Electron commenced use of a new domestic cash management arrangement (Note 1). Under the new arrangement, amounts advanced to Thermo Electron by the Company for domestic cash management purposes bear interest at the 30-day Dealer Commercial Paper Rate plus 50 basis points, set at the beginning of each month. Thermo Electron is contractually required to maintain cash, cash equivalents, and/or immediately available bank lines of credit equal to at least 50% of all funds invested under this cash management arrangement by all Thermo Electron subsidiaries other than wholly owned subsidiaries. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice. The
Company will report amounts invested in this arrangement as "advance to affiliate" in its balance sheet, beginning in the first quarter of fiscal 2000.




                    Report of Independent Public Accountants
To the Shareholders and Board of Directors of The Randers Killam Group Inc.:

      We have audited the accompanying consolidated balance sheet of The Randers
Killam Group Inc. (formerly The Randers Group Incorporated; a Delaware
Corporation and a 95%-owned subsidiary of Thermo TerraTech Inc.) as of April 3,
1999, and April 4, 1998, and the related consolidated statements of income, cash flows, and shareholders' investment for each of the three years in the period ended April 3, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Randers
Killam Group Inc. as of April 3, 1999, and April 4, 1998, and the results of their operations and their cash flows for each of the three years in the period ended April 3, 1999, in conformity with generally accepted accounting principles.



                                                                 Arthur Andersen LLP



Boston, Massachusetts May 11, 1999 (except with respect to the matters discussed in Note 13, as to which the date is June 1, 1999)

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

Overview

        The Company's businesses provide comprehensive engineering and outsourcing services and operate in four segments: Water and Wastewater
Treatment, Process Engineering and Construction, Highway and Bridge Engineering, and Infrastructure Engineering. The Company's clients include municipalities, government agencies, and companies in the manufacturing, pharmaceutical, and chemical-processing industries. The Company's strategy is to market its technical expertise and low-cost solutions to a broad base of clients.
        In May 1997, Thermo TerraTech Inc. purchased a controlling interest in
The Randers Group Incorporated (Randers), a provider of design engineering, project management, and construction services for industrial clients in the manufacturing, pharmaceutical, and chemical-processing industries. Subsequently, Thermo TerraTech entered into a definitive agreement to transfer its wholly owned engineering and consulting businesses (known as The Killam Group) to Randers in exchange for additional shares of Randers' common stock. As a result of these transactions, as approved at the January 1999 Special Meeting of the Company's Shareholders (Note 2), the Killam Group was deemed to be the "accounting acquiror," and historical results for Randers have been restated to solely reflect the financial information of The Killam Group for periods prior to May 12, 1997, and to reflect the combined results of The Killam Group and Randers (collectively, the Company) from May 12, 1997, the date on which Thermo
TerraTech became the majority-owner of Randers.
      The Randers division, comprised of Randers Engineering, Inc., Redco
Incorporated, and Viridian Technology Incorporated, represents the Company's
Process Engineering and Construction segment. The Company's Killam Associates,
Inc., Duncan, Lagnese and Associates, Incorporated, Killam Management and
Operational Services, Inc., and E3-Killam, Inc. subsidiaries, represent the
Water and Wastewater Treatment segment and provide environmental consulting and engineering services and specialize in wastewater treatment and water resources management. The Company's BAC Killam Inc. subsidiary represents the Company's
Highway and Bridge Engineering segment and provides both private and public sector clients with a broad range of consulting services that address transportation planning and design. In addition, in November 1996, Thermo
TerraTech acquired CarlanKillam Consulting Group, Inc., a provider of transportation and environmental consulting, professional engineering, and architectural services, and subsequently transferred it to the Company.
CarlanKillam represents the Company's Infrastructure Engineering segment.
      In May 1999, the Company announced the planned sale of three businesses, BAC Killam, the Randers division, and E3-Killam. The Company expects to record pretax charges totaling approximately $15 million, primarily in the first quarter of fiscal 2000, ending July 3, 1999, as a result of the planned sale
(Note 13).

Results of Operations

Fiscal 1999 Compared With Fiscal 1998
      Revenues increased 13% to $80.8 million in fiscal 1999 from $71.6 million in fiscal 1998, primarily due to construction and labor management contracts at the Process Engineering and Construction segment and the Water and Wastewater
Treatment segment, which commenced during the first quarter of fiscal 1999 and are expected to be completed by the end of the first quarter of fiscal 2000. To a lesser extent, revenues increased $3.5 million due to the inclusion of a full period of revenues in fiscal 1999 from Randers, which was acquired in May 1997 and represents the Process Engineering and Construction segment.

Fiscal 1999 Compared With Fiscal 1998 (continued)
      The gross profit margin decreased to 24% in fiscal 1999 from 26% in fiscal
1998, primarily due to a change in sales mix to lower-margin construction-management contracts from higher-margin design contracts at the Process Engineering and Construction segment and Water and Wastewater Treatment segment.
      Selling, general, and administrative expenses as a percentage of revenues decreased to 17% in fiscal 1999 from 18% in fiscal 1998, due to an increase in revenues. Selling, general, and administrative expenses increased in fiscal
1999, primarily due to higher provisions for uncollectible accounts and the inclusion of expenses from Randers for the full period of fiscal 1999.
      Interest income increased to $0.7 million in fiscal 1999 from $0.2 million in fiscal 1998, primarily due to higher average invested cash balances. Interest expense remained relatively unchanged at $0.2 million in fiscal 1999 and 1998.
      The effective tax rates were 48% and 47% in fiscal 1999 and 1998, respectively. The effective tax rates exceeded the statutory federal income tax rate primarily due to nondeductible amortization of cost in excess of net assets of acquired companies and the impact of state income taxes. The tax rate increased in fiscal 1999 primarily due to an increase in the relative effect of nondeductible amortization expense.

Fiscal 1998 Compared With Fiscal 1997
      Revenues increased 11% to $71.6 million in fiscal 1998 from $64.4 million in fiscal 1997, primarily due to the inclusion of $11.2 million of revenues from Randers, which was acquired in May 1997 and represents the Process Engineering and Construction segment and $3.8 million resulting from the inclusion of a full period of revenues in fiscal 1998 from CarlanKillam, which was acquired in November 1996 and represents the Infrastructure Engineering segment. These increases were offset in part by a decrease in revenues due to the completion of two major contracts in fiscal 1997 at the Water and Wastewater Treatment and the Highway and Bridge Engineering segments.
      The gross profit margin increased to 26% in fiscal 1998 from 25% in fiscal
1997, primarily due to a change in sales mix to higher-margin contracts at the Water and Wastewater Treatment segment, and the inclusion of higher-margin revenues at the Process Engineering and Construction segment.
      Selling, general, and administrative expenses as a percentage of revenues increased to 18% in fiscal 1998 from 15% in fiscal 1997, primarily due to the May 1997 acquisition of Randers, which has higher expenses as a percentage of revenues and, to a lesser extent, increased marketing costs at the Water and Wastewater Treatment segment.
      Interest income increased to $0.2 million in fiscal 1998 from $0.1 million in fiscal 1997, primarily due to higher average invested cash balances. Interest expense remained relatively unchanged at $0.2 million in fiscal 1998 and 1997.
      The effective tax rates were 47% in fiscal 1998 and 1997. The effective tax rates exceeded the statutory federal income tax rate primarily due to nondeductible amortization of cost in excess of net assets of acquired companies and the impact of state income taxes.

Liquidity and Capital Resources

      Consolidated working capital was $28.4 million at April 3, 1999, compared with $25.8 million at April 4, 1998. Included in working capital are cash and cash equivalents of $15.9 million at April 3, 1999, compared with $9.8 million at April 4, 1998. During fiscal 1999, $7.8 million of cash was provided by operating activities. During this period, $2.3 million of cash was provided by an increase in accounts payable and other current liabilities, primarily due to increased subcontract work, as well as the timing of payments. These sources of cash were offset in part by an increase of $0.6 million in unbilled contract costs and fees due to the timing of billings on certain contracts. The days sales outstanding in unbilled contract costs and fees and accounts receivable at April 3, 1999, were 48 and 59 days, respectively, compared with 47 and 68 days, respectively at April 4, 1998. Management does not believe that the change in the number of days sales outstanding is indicative of any trend that would materially affect the Company's future results of operations or liquidity.

Liquidity and Capital Resources (continued)

      The Company's investing activities in fiscal 1999 primarily consisted of capital additions of $1.4 million. The Company expects to expend approximately
$1.0 million for capital additions during fiscal 2000.
      In fiscal 1999, the Company's financing activities used $0.2 million of cash for the repayment of notes payable.
      The Company generally expects to have positive cash flow from its existing operations. Although the Company does not presently intend to actively seek to acquire additional businesses in the near future, it may acquire one or more complimentary businesses if they are presented to the Company on terms the Company believes to be attractive. Such acquisitions may require significant amounts of cash. The Company expects that it will finance any such acquisitions through a combination of internal funds and/or short-term borrowings from Thermo
TerraTech or Thermo Electron Corporation, although it has no agreement with these companies to ensure that funds will be available on acceptable terms, or at all. The Company believes that its existing resources are sufficient to meet the capital requirements of its existing businesses for the foreseeable future.

Market Risk

      The Company is exposed to market risk from changes in interest rates, which could affect its future results of operations and financial condition. The
Company's cash and cash equivalents and long-term obligations are sensitive to changes in interest rates. Interest rate changes would result in a change in the fair value of fixed rate financial instruments and a change in earnings from variable rate instruments. A 10% change in interest rates would not have a material effect on the fair value of, or earnings from, these financial instruments.

Year 2000

      The following constitutes a "Year 2000 Readiness Disclosure" under the Year 2000 Information and Readiness Disclosure Act. The Company continues to assess the potential impact of the year 2000 date recognition issue on the Company's internal business systems, products, and operations. The Company's year 2000 initiatives include (i) testing and upgrading significant information technology systems and facilities; (ii) assessing the year 2000 readiness of its key suppliers and vendors; and (iii) developing a contingency plan.

The Company's State of Readiness
      The Company has implemented a compliance program to ensure that its critical information technology systems and facilities will be ready for the year 2000. The first phase of the program, testing and evaluating the Company's critical information technology systems and facilities for year 2000 compliance, has largely been completed. During phase one, the Company tested and evaluated its significant computer systems, software applications, and related equipment for year 2000 compliance. The Company also evaluated the potential year 2000 impact on its critical facilities. The Company's efforts included testing the year 2000 readiness of its utility and telecommunications systems at its critical facilities. The Company is currently in phase two of its program, during which any noncompliant systems or facilities that were identified during phase one are prioritized and remediated. Based on its evaluations of its critical facilities, the Company does not believe that any material upgrades or modifications are required. The Company is currently upgrading or replacing its material noncompliant information technology systems, and this process was approximately 90% complete as of April 3, 1999. In many cases, such upgrades or replacements are being made in the ordinary course of business, without accelerating previously scheduled upgrades or replacements. The Company expects that all of its material information technology systems and critical facilities will be year 2000 compliant by June 1999.

Year 2000 (continued)

      The Company is in the process of identifying and assessing the year 2000 readiness of key suppliers and vendors that are believed to be significant to the Company's business operations. As part of this effort, the Company has developed and is distributing questionnaires relating to year 2000 compliance to its significant suppliers and vendors. To date, no significant supplier or vendor has indicated that its business operations will be materially disrupted by the year 2000 issue. The Company has started to follow-up with its significant suppliers and vendors that have not responded to the Company's questionnaires. The Company has not completed the majority of its assessment of third-party risk, but expects to be substantially completed by June 1999.

Contingency Plan
      The Company is developing a contingency plan that will allow its primary business operations to continue despite disruptions due to year 2000 problems.
This plan may include identifying manual or backup systems in the event of a failure of the Company's material information technology systems. As the Company continues to evaluate the year 2000 readiness of its business systems and facilities and significant suppliers and vendors, it will modify and adjust its contingency plan as may be required.

Estimated Costs to Address the Company's Year 2000 Issues
      The Company had not incurred material expenses to third parties (external costs) related to year 2000 issues as of April 3, 1999, and the total external costs of year 2000 remediation are not expected to be material.
      The Company does not track the internal costs incurred for its year 2000 compliance project. Such costs are principally the related payroll costs for its information systems group.

Reasonably Likely Worst Case Scenario
      At this point in time, the Company is not able to determine the most reasonably likely worst case scenario to result from the year 2000 issue. One possible worst case scenario would be that the Company experiences year 2000 problems in its material information technology systems that cause the Company to be unable to access data, to process transactions, and to maintain accurate books and records. In such an event, the Company's operations could be delayed or temporarily shut down, and it could be unable to meet its obligations to customers in a timely fashion. The Company's business, operations, and financial condition could be adversely affected in amounts that cannot be reasonably estimated at this time.

Risks of the Company's Year 2000 Issues
      While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 problems will not have a material adverse impact on the Company's business, operations, or financial condition. While the Company expects that upgrades to its internal business systems will be completed in a timely fashion, there can be no assurance that the Company will not encounter unexpected costs or delays.
Some services provided by the Company may involve the delivery to clients of third-party software and hardware. Accordingly, the Company may see an increase in warranty and other claims related to Company services that incorporate such software or hardware. In addition, certain older third-party products, which the Company no longer uses in providing its services to clients, may not be year
2000 compliant, which may expose the Company to claims. As discussed above, if any of the Company's key suppliers or vendors experience business disruptions due to year 2000 issues, the Company might also be materially adversely affected. There is expected to be a significant amount of litigation relating to the year 2000 issue and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. In addition, if any year
2000 issues are identified, there can be no assurance that the Company will be able to retain qualified personnel to remedy such issues. Any unexpected costs or delays arising from the year 2000 issue could have a material adverse impact on the Company's business, operations, and financial condition in amounts that cannot be reasonably estimated at this time.

                           Forward-looking Statements
      In connection with the "safe harbor" provisions of the Private Securities
Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in fiscal 2000 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

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

      Dependence on Environmental Regulation. Federal, state, and local environmental laws govern most of the markets in which the Company conducts business, as well as many of the Company's operations. The markets for many of the Company's services, including water supply design and inspection services, wastewater treatment facility design and inspection services, solid and hazardous waste management services, environmental testing services, natural resource management, and air pollution testing and management services, were directly or indirectly created by, and are dependent on, the existence and enforcement of those laws. There can be no assurance that these laws and regulations will not change in the future, requiring new technologies or stricter standards with which the Company must comply. In addition, there can be no assurance that these laws and regulations will not be made more lenient in the future, thereby reducing the size of the markets addressed by the Company.
Any such change in such federal, state, and local environmental laws and regulations may have a material adverse effect on the Company's business.

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

      Risks Associated with Cash Management Arrangement with the Parent Company.
The Company participates in a cash management arrangement with its parent company, Thermo Electron. Under this cash management arrangement, the Company lends its excess cash to Thermo Electron on an unsecured basis. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice. Thermo Electron is contractually required to maintain cash, cash equivalents, and/or immediately available bank lines of credit equal to at least 50% of all funds invested under the cash management arrangement by all Thermo Electron subsidiaries other than wholly owned subsidiaries. The funds are held on an unsecured basis and therefore are subject to the credit risk of Thermo Electron. The Company's ability to receive its cash upon notice of withdrawal could be adversely affected if participants in the cash management arrangement demand withdrawal of their funds in an aggregate amount in excess of the 50% reserve required to be maintained by Thermo Electron. In the event of a bankruptcy of Thermo Electron, the Company would be treated as an unsecured creditor and its right to receive funds from the bankruptcy estate would be subordinated to secure creditors and would be treated on a pari passu basis with all other unsecured creditors. Further, all cash withdrawn by the Company from the cash management arrangement within one year before the bankruptcy would be subject to rescission. The inability of Thermo Electron to return the Company's cash on a timely basis or at all could have a material adverse effect on the Company's results of operations and financial position.

      Potential Impact of Year 2000 on Processing of Date-sensitive Information.
While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 problems will not have a material adverse impact on the Company's business, operations, or financial condition. While the Company expects that upgrades to its internal business systems will be completed in a timely fashion, there can be no assurance that the Company will not encounter unexpected costs or delays. Some services provided by the Company may involve the delivery to clients of third-party software and hardware. Accordingly, the Company may see an increase in warranty and other claims related to Company services that incorporate such software or hardware. In addition, certain older third-party products, which the Company no longer uses in providing its services to clients, may not be year
2000 compliant, which may expose the Company to claims. If any of the Company's significant suppliers, vendors, or customers experience business disruptions due to year 2000 issues, the Company might also be materially adversely affected.
There is expected to be a significant amount of litigation relating to the year
2000 issue and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. In addition, if any year 2000 issues are identified, there can be no assurance that the Company will be able to retain qualified personnel to remedy such issues. Any unexpected costs or delays arising from the year 2000 issue could have a significant adverse impact on the Company's business, operations, and financial condition in amounts that cannot be reasonably estimated at this time.


The Randers Killam Group Inc.                                                   1999 Financial Statements
Selected Financial Information

(In thousands except per share amounts)                      1999  1998 (a)  1997 (b)       1996    1995
-------------------------------------------------------- --------- --------- ---------- --------- --------

Statement of Income Data
Revenues                                                  $80,773   $71,583    $64,374   $58,515   $27,735
Gross Profit                                               19,019    18,745     16,326    13,503     5,640
Net Income                                                  2,968     3,153      3,580     2,379       693
Basic and Diluted Earnings per Share                          .12       .13        .16       .11       .03

Balance Sheet Data
Working Capital                                           $28,424   $25,822    $16,038   $13,084   $14,348
Total Assets                                               98,145    93,193     75,434    71,893    71,886
Long-term Obligations                                         774     1,948      1,260     1,883     2,551
Shareholders' Investment                                   83,014    79,998     64,731    58,725    60,278

(a) Reflects the May 1997 acquisition of Randers by Thermo TerraTech (Note 2), subsequently transferred to the Company.
(b) Reflects the November 1996 acquisition of CarlanKillam Consulting Group by
    Thermo TerraTech (Note 2), subsequently transferred to the Company.

Common Stock Market Information
      The Company's common stock is traded on the American Stock Exchange under the symbol RGI. The following table sets forth the high and low sales prices of the Company's common stock for fiscal 1999 and 1998, as reported in the consolidated transaction reporting system. Prices have been restated to reflect a one-for-five reverse stock split, effective in February 1999.

                                                                       Fiscal 1999           Fiscal 1998
Quarter                                                              High        Low       High        Low
--------------------------------------------------------------- ---------- ---------- ---------- ----------

First                                                              $3 3/4     $3 1/8     $5 5/8     $2 1/2
Second                                                              3 1/8      1 7/8      5          4 1/16
Third                                                               2 3/16     1 9/16     5          2 1/2
Fourth                                                              3 5/8      1 7/8      4 3/8      3 1/8

      As of April 30, 1999, the Company had 65 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on April 30, 1999, was $2 5/8 per share.

Dividend Policy
      The Company has never paid cash dividends and does not expect to pay cash dividends in the foreseeable future because its policy has been to use earnings to finance expansion and growth. Payment of dividends will rest within the discretion of the Company's Board of Directors and will depend upon, among other factors, the Company's earnings, capital requirements, and financial condition.



